SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Cash Distribution	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
01/01/2019 to 09/30/2019	8
01/01/2018 to 09/30/2018	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet - Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
01/01/2019 to 09/30/2019	16
01/01/2018 to 09/30/2018	17
Statement of Value Added	18
Comments on the Company’s Consolidated Performance	19
Notes to the quarterly financial information	31
Comments on the Performance of Business Projections	88
Reports and Statements
Unqualified Independent Auditors’ Review Report	91
Officers Statement on the Financial Statements	93
Officers Statement on Auditor’s Report	94

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 09/30/2019
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	7,409,500
Preferred	0
Total	7,409,500

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Company Information / Cash Distribution

Event	Approval	Dividends	Initial Payment	Type of share	Class of share	Dividends per common share (R$/share)

Meeting of Board of Directors	09/18/2019	Dividends	09/30/2019	Ordinary		0.29900

Ordinary General Meeting	04/26/2019	Dividends	05/29/2019	Ordinary		0.65091

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		09/30/2019	12/31/2018
1	Total Assets	44,432,192	42,515,849
1.01	Current assets	9,175,997	8,668,688
1.01.01	Cash and cash equivalents	746,346	539,853
1.01.02	Financial investments	663,876	882,997
1.01.02.03	Financial investments at amortized cost	663,876	882,997
1.01.03	Trade receivables	1,995,909	1,965,817
1.01.04	Inventory	4,249,519	3,662,466
1.01.08	Other current assets	1,520,347	1,617,555
1.01.08.03	Others	1,520,347	1,617,555
1.01.08.03.01	Recoverable taxes	1,347,629	1,265,003
1.01.08.03.02	Prepaid expenses	69,423	28,073
1.01.08.03.03	Dividends receivable	24,154	259,186
1.01.08.03.04	Others	79,141	65,293
1.02	Non-current assets	35,256,195	33,847,161
1.02.01	Long-term assets	5,944,511	4,002,570
1.02.01.07	Deferred taxes assets	1,688,548	0
1.02.01.10	Other non-current assets	4,255,963	4,002,570
1.02.01.10.03	Recoverable taxes	1,670,170	1,692,274
1.02.01.10.04	Judicial deposits	246,417	255,595
1.02.01.10.05	Prepaid expenses	117,882	119,865
1.02.01.10.06	Receivable from related parties	1,327,613	1,046,462
1.02.01.10.07	Others	893,881	888,374
1.02.02	Investments	19,350,040	20,232,005
1.02.03	Property, plant and equipment	9,907,555	9,562,973
1.02.03.01	Property, plant and equipment in operation	9,870,470	9,562,973
1.02.03.02	Right of use in progress	37,085	0
1.02.04	Intangible assets	54,089	49,613

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		09/30/2019	12/31/2018
2	Total liabilities	44,432,192	42,515,849
2.01	Current liabilities	10,139,694	11,191,230
2.01.01	Payroll and related taxes	206,451	135,255
2.01.02	Trade payables	2,481,895	2,655,091
2.01.03	Tax payables	62,116	116,336
2.01.04	Borrowings and financing	5,520,381	6,474,388
2.01.05	Other payables	1,808,104	1,745,304
2.01.05.02	Others	1,808,104	1,745,304
2.01.05.02.04	Dividends and interests on shareholder´s equity	2,521	900,541
2.01.05.02.05	Advances from clients	68,892	64,416
2.01.05.02.06	Trade payables – Drawee risk	928,178	65,766
2.01.05.02.07	Lease liabilities	11,618	0
2.01.05.02.08	Financial derivative instruments	7,664	0
2.01.05.02.09	Other obligations	789,231	714,581
2.01.06	Provisions	60,747	64,856
2.01.06.01	Provision for tax, social security, labor and civil risks	60,747	64,856
2.02	Non-current liabilities	25,454,105	22,621,884
2.02.01	Long term Borrowings and financing	20,130,483	17,687,208
2.02.02	Other payables	35,583	24,024
2.02.02.02	Others	35,583	24,024
2.02.02.02.03	Lease liabilities	26,285	0
2.02.02.02.04	Other obligations	9,298	24,024
2.02.03	Deferred Taxes	0	17,434
2.02.04	Provisions	5,288,039	4,893,218
2.02.04.01	Provision for tax, social security, labor and civil risks	400,571	538,077
2.02.04.02	Other provisions	4,887,468	4,355,141
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	176,008	191,884
2.02.04.02.04	Pension and healthcare plan	812,738	905,119
2.02.04.02.05	Provision for losses on investments	3,898,722	3,258,138
2.03	Shareholders’ equity	8,838,393	8,702,735
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Profit reserves	3,064,827	3,064,827
2.03.04.01	Legal reserve	189,122	189,122
2.03.04.02	Earnings reserves	2,933,969	2,933,969
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated profit/(losses)	331,894	0
2.03.08	Other comprehensive income	868,952	1,065,188

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Parent Company Financial Statements / Statements of Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	07/01/2019 to 09/30/2019	01/01/2019 to 09/30/2019	07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018
3.01	Revenues from sale of goods and rendering of services	2,675,199	8,679,231	3,371,553	9,422,956
3.02	Costs from sale of goods and rendering of services	(2,765,033)	(8,473,275)	(2,773,360)	(7,518,935)
3.03	Gross profit	(89,834)	205,956	598,193	1,904,021
3.04	Operating (expenses)/income	(338,290)	37,233	273,796	2,693,442
3.04.01	Selling expenses	(129,121)	(388,268)	(148,558)	(453,968)
3.04.02	General and administrative expenses	(70,568)	(189,504)	(63,039)	(194,952)
3.04.04	Other operating income	(231,182)	(226,952)	1,893,195	3,336,930
3.04.05	Other operating expenses	(572,772)	(1,346,041)	(250,104)	(462,284)
3.04.06	Equity in results of affiliated companies	665,353	2,187,998	(1,157,698)	467,716
3.05	Profit before financial income (expenses) and taxes	(428,124)	243,189	871,989	4,597,463
3.06	Financial income (expenses)	(563,786)	(1,204,629)	(61,720)	(1,470,510)
3.06.01	Financial income	52,385	203,210	410,576	475,247
3.06.02	Financial expenses	(616,171)	(1,407,839)	(472,296)	(1,945,757)
3.06.02.01	Net exchange differences over financial instruments	(189,477)	(100,432)	(27,799)	(709,132)
3.06.02.02	Financial expenses	(426,694)	(1,307,407)	(444,497)	(1,236,625)
3.07	Profit (loss) before taxes	(991,910)	(961,440)	810,269	3,126,953
3.08	Income tax and social contribution	(1,048)	1,705,993	(88,734)	226,895
3.09	Profit (loss) from continued operations	(992,958)	744,553	721,535	3,353,848
3.11	Profit (loss) for the year	(992,958)	744,553	721,535	3,353,848
3.99	Earnings per share – (Reais / Share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	(0.71948)	0.53949	0.52810	2.45474
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	(0.71948)	0.53949	0.52810	2.45474

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Parent Company Financial Statements / Statements of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	07/01/2019 to 09/30/2019	01/01/2019 to 09/30/2019	07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018
4.01	(Loss) profit for the year	(992,958)	744,553	721,535	3,353,848
4.02	Other comprehensive income	(791,915)	(196,236)	(226,236)	(3,137,753)
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	30	89	30	89
4.02.02	(Loss) /Gain over pension plan	0	93,894	0	0
4.02.04	Cumulative translation adjustments for the year	64,636	36,700	(29,171)	(17,175)
4.02.05	Fair value through other comprehensive income	0	0	0	(1,559,680)
4.02.10	(Loss) /Gain on the percentage change in investments	0	(1,995)	0	(105)
4.02.11	(Loss) /Gain on cash flow hedge accounting	(1,038,192)	(959,789)	(372,883)	(1,724,818)
4.02.13	Realization of cash flow hedge accounting reclassified to income statement	186,022	632,681	183,051	196,783
4.02.14	(Loss)/Gain on net investment hedge from investments in affiliates	(4,411)	2,184	(7,263)	(32,196)
4.02.15	(Loss)/Gain on business combination	0	0	0	(651)
4.03	Comprehensive income for the year	(1,784,873)	548,317	495,299	216,095

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2019 to 09/30/2019	01/01/2018 to 09/30/2018
6.01	Net cash from operating activities	1,902,461	6,345,358
6.01.01	Cash from operations	(613,530)	2,011,796
6.01.01.01	Profit (loss) for the period	744,553	3,353,848
6.01.01.02	Financial charges in borrowing and financing raised	1,054,136	1,154,172
6.01.01.03	Financial charges in borrowing and financing granted	(42,331)	(31,977)
6.01.01.04	Charges on lease liabilities	2,029	0
6.01.01.05	Depreciation, depletion and amortization	481,891	443,017
6.01.01.06	Equity in results of affiliated companies	(2,187,998)	(467,716)
6.01.01.07	Deferred tax	(1,705,982)	(226,895)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(141,615)	(26,323)
6.01.01.09	Monetary and exchange variations, net	716,220	879,442
6.01.01.10	Result of derivative operations	7,664	0
6.01.01.11	Updated shares – VJR	365,305	(1,547,265)
6.01.01.12	Write-off of property, plant and equipment and Intangible assets	18,324	13,201
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	(15,876)	(68,706)
6.01.01.14	Provision (Reversal) for consumption and services	68,132	(160,123)
6.01.01.15	Intercompany debt relief	0	(1,310,886)
6.01.01.16	Others	22,018	8,007
6.01.02	Changes in assets and liabilities	2,515,991	4,333,562
6.01.02.01	Trade receivables - third parties	61,528	173,009
6.01.02.02	Trade receivables - related parties	(112,331)	(177,645)
6.01.02.03	Inventories	(587,053)	(388,836)
6.01.02.04	Receivables - related parties/dividends	3,644,534	6,189,677
6.01.02.05	Tax assets	(60,522)	(989,073)
6.01.02.06	Judicial deposits	9,178	(21,904)
6.01.02.09	Trade payables	(173,196)	347,295
6.01.02.10	Trade payables – Drawee Risk	862,412	59,642
6.01.02.11	Payroll and related taxes	71,196	42,988
6.01.02.12	Taxes in installments – REFIS	(54,424)	21,669
6.01.02.13	Payables to related parties	33,526	276,039
6.01.02.15	Interest paid	(1,067,847)	(1,261,483)
6.01.02.16	Interest received – related parties	0	1,522
6.01.02.18	Others	(111,010)	60,662
6.02	Net cash used in investing activities	(781,052)	(702,609)
6.02.01	Advance for future capital increase/Investments	(70,623)	(117,130)
6.02.02	Purchase of property, plant and equipment	(759,368)	(354,064)
6.02.07	Intercompany loans granted	(170,182)	(103,947)
6.02.09	Intercompany loans received	0	8,429
6.02.11	Financial Investments, net of redemption	219,121	(175,274)
6.02.13	Cash received upon disposal of Usiminas’ shares	0	39,377
6.03	Net cash used in financing activities	(914,916)	(4,634,029)
6.03.01	Borrowings and financing raised	3,377,697	530.468
6.03.02	Transactions cost - Borrowings and financing	(35,262)	(57,625)
6.03.03	Borrowings and financing – related parties	3,274,891	0
6.03.05	Amortization of borrowings and financing	(5,028,445)	(1,915,296)
6.03.06	Amortization of borrowings and financing - related parties	(1,181,350)	(3,404,978)
6.03.07	Amortization of leases	(11,768)	0
6.03.08	Dividends and interest on shareholder’s equity	(1,310,679)	0
6.03.09	Sale of treasury shares	0	213,402
6.05	Increase (decrease) in cash and cash equivalents	206,493	1,008,720
6.05.01	Cash and equivalents at the beginning of the year	539,853	393,504
6.05.02	Cash and equivalents at the end of the year	746,346	1,402,224

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2019 to 09/30/2019
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735
5.04	Capital transaction with shareholders	0	0	0	(412,659)	0	(412,659)
5.04.06	Dividends	0	0	0	(412,659)	0	(412,659)
5.05	Total comprehensive income	0	0	0	744,553	(196,236)	548,317
5.05.01	Profit (loss) for the period	0	0	0	744,553	0	744,553
5.05.02	Other comprehensive income	0	0	0	0	(196.236)	(196,236)
5.05.02.04	Translation adjustments for the year	0	0	0	0	36,700	36,700
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	0	0	0	0	93,983	93,983
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	(1,995)	(1,995)
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	0	0	0	0	(327,108)	(327,108)
5.05.02.13	Gain (Loss) on hedge of net investment in foreign operations.	0	0	0	0	2,184	2,184
5.07	Closing balance	4,540,000	32,720	3,064,827	331,894	868,952	8,838,393

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2018 to 09/30/2018
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373
5.03	Adjusted opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373
5.04	Capital transaction with shareholders	0	32,690	180,712	0	0	213,402
5.04.05	Treasury shares sold	0	0	180,712	0	0	180,712
5.04.08	Gain on disposal of shares	0	32,690	0	0	0	32,690
5.05	Total comprehensive income	0	0	0	3,353,848	(3,137,753)	216,095
5.05.01	Profit (loss) for the period	0	0	0	3,353,848	-	3,353,848
5.05.02	Other comprehensive income	0	0	0	0	(3,137,753)	(3,137,753)
5.05.02.04	Translation adjustments for the year	0	0	0	0	(17,175)	(17,175)
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	0	0	0	0	89	89
5.05.02.09	Fair value through other comprehensive income	0	0	0	0	(1,559,680)	(1,559,680)
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	(105)	(105)
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	0	0	0	0	(1,528,035)	(1,528,035)
5.05.02.13	(Loss) / gain on hedge of net investments in foreign operations	0	0	0	0	(32,196)	(32,196)
5.05.02.14	(Loss) / gain on business combination	0	0	0	0	(651)	(651)
5.07	Closing balance	4,540,000	32,720	180,712	2,062,159	641,279	7,456,870

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2019 to 09/30/2019	01/01/2018 to 09/30/2018
7.01	Revenues	10,572,016	14,591,261
7.01.01	Sales of products and rendering of services	10,856,499	11,739,960
7.01.02	Other revenues	(306,910)	2,858,386
7.01.04	Allowance for (reversal of) doubtful debts	22,427	(7,085)
7.02	Raw materials acquired from third parties	(10,471,007)	(8,518,250)
7.02.01	Cost of sales and services	(8,801,675)	(7,974,515)
7.02.02	Materials, electric power, outsourcing and other	(1,646,063)	(543,723)
7.02.03	Impairment/recovery of assets	(23,269)	(12)
7.03	Gross value added	101,009	6,073,011
7.04	Retentions	(481,891)	(443,017)
7.04.01	Depreciation, amortization and depletion	(481,891)	(443,017)
7.05	Wealth created	(380,882)	5,629,994
7.06	Value added received	2,450,407	1,080,108
7.06.01	Equity in results of affiliates companies	2,187,998	467,716
7.06.02	Financial income	203,210	475,247
7.06.03	Others	59,199	137,145
7.06.03.01	Others and exchange gains	59,199	137,145
7.07	Wealth for distribution	2,069,525	6,710,102
7.08	Wealth distributed	2,069,525	6,710,102
7.08.01	Personnel	1,007,083	934,365
7.08.01.01	Salaries and wages	749,657	693,615
7.08.01.02	Benefits	203,434	192,532
7.08.01.03	Severance payment (FGTS)	53,992	48,218
7.08.02	Taxes, fees and contributions	(1,154,328)	348,815
7.08.02.01	Federal	(1,326,467)	121,522
7.08.02.02	State	172,139	227,290
7.08.02.03	Municipal	0	3
7.08.03	Remuneration on third-party capital	1,472,217	2,073,074
7.08.03.01	Interest	1,307,407	1,236,625
7.08.03.02	Leases	5,179	5,108
7.08.03.03	Others	159,631	831,341
7.08.03.03.01	Others and exchange losses	159,631	831,341
7.08.04	Remuneration on Shareholders' capital	744,553	3,353,848
7.08.04.02	Dividends	412,659	0
7.08.04.03	Retained earnings (accumulated losses)	331,894	3,353,848

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2019	12/31/2018
1	Total Assets	50,897,511	47,327,524
1.01	Current assets	12,968,644	12,014,483
1.01.01	Cash and cash equivalents	1,895,863	2,248,004
1.01.02	Financial investments	696,153	895,713
1.01.02.03	Financial investments measured at amortized cost	696,153	895,713
1.01.03	Trade receivables	2,409,990	2,078,182
1.01.04	Inventory	5,900,197	5,039,560
1.01.08	Other current assets	2,066,441	1,753,024
1.01.08.03	Others	2,066,441	1,753,024
1.01.08.03.01	Recoverable taxes	1,560,537	1,412,335
1.01.08.03.02	Prepaid expenses	311,614	166,986
1.01.08.03.03	Dividends receivable	46,171	46,171
1.01.08.03.04	Derivative financial instruments	5,208	351
1.01.08.03.05	Others	142,911	127,181
1.02	Non-current assets	37,928,867	35,313,041
1.02.01	Long-term assets	6,264,173	4,382,389
1.02.01.03	Financial investments measured at amortized cost	8,395	7,772
1.02.01.07	Deferred tax assets	1,729,424	89,394
1.02.01.10	Other non-current assets	4,526,354	4,285,223
1.02.01.10.03	Recoverable taxes	1,882,903	1,822,388
1.02.01.10.04	Judicial deposits	351,684	347,950
1.02.01.10.05	Prepaid expenses	137,970	149,702
1.02.01.10.06	Receivable from related parties	1,108,260	925,445
1.02.01.10.07	Others	1,045,537	1,039,738
1.02.02	Investments	5,439,094	5,630,613
1.02.03	Property, plant and equipment	18,994,384	18,046,864
1.02.03.01	Property, plant and equipment in operation	18,530,510	18.046.864
1.02.03.02	Right of use in progress	463,874	0
1.02.04	Intangible assets	7,231,216	7,253,175

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		09/30/2019	12/31/2018
2	Total liabilities	50,897,511	47,327,524
2.01	Current liabilities	12,274,298	11,438,552
2.01.01	Payroll and related taxes	349,583	248,185
2.01.02	Trade payables	3,268,951	3,408,056
2.01.03	Tax payables	486,482	251,746
2.01.04	Borrowings and financing	5,603,094	5,653,439
2.01.05	Other payables	2,460,287	1,770,623
2.01.05.02	Others	2,460,287	1,770,623
2.01.05.02.04	Dividends and interests on shareholder´s equity	2,521	932,005
2.01.05.02.05	Advances from clients	892,485	137,418
2.01.05.02.06	Trade payables – Drawee risk	928,178	65,766
2.01.05.02.07	Lease liabilities	26,591	0
2.01.05.02.08	Derivative financial instruments	7,664	0
2.01.05.02.09	Other provisions	602,848	635,434
2.01.06	Provisions	105,901	106,503
2.01.06.01	Provision for tax, social security, labor and civil risks	105,901	106,503
2.02	Non-current liabilities	28,587,144	25,875,532
2.02.01	Long term Borrowings and financing	23,674,181	23,173,635
2.02.02	Other payables	2,632,543	227,328
2.02.02.02	Others	2,632,543	227,328
2.02.02.02.03	Advances from clients	1,990,878	0
2.02.02.02.04	Lease liabilities	435,437	0
2.02.02.02.05	Other payables	206,228	227,328
2.02.03	Deferred tax liabilities	624,583	601,731
2.02.04	Provisions	1,655,837	1,872,838
2.02.04.01	Provision for tax, social security, labor and civil risks	553,456	685,953
2.02.04.02	Other provisions	1.102,381	1,186,885
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	289,643	281,766
2.02.04.02.04	Pension and healthcare plan	812,738	905,119
2.03	Consolidated Shareholders’ equity	10,036,069	10,013,440
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Profit reserves	3,064,827	3,064,827
2.03.04.01	Legal reserve	189,122	189,122
2.03.04.02	Earnings reserves	2,933,969	2,933,969
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated profit/(losses)	331,894	0
2.03.08	Other comprehensive income	868,952	1,065,188
2.03.09	Profit attributable to the non-controlling interests	1,197,676	1,310,705

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	07/01/2019 to 09/30/2019	01/01/2019 to 09/30/2019	07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018
3.01	Revenues from sale of goods and rendering of services	6,006,393	18,912,601	6,164,989	16,917,953
3.02	Costs from sale of goods and rendering of services	(4,370,357)	(12,834,121)	(4,298,540)	(12,107,201)
3.03	Gross profit	1,636,036	6,078,480	1,866,449	4,810,752
3.04	Operating (expenses)/income	(1,365,864)	(3,494,511)	(453,100)	784,836
3.04.01	Selling expenses	(429,836)	(1,429,593)	(569,294)	(1,497,306)
3.04.02	General and administrative expenses	(137,497)	(383,379)	(105,785)	(331,033)
3.04.04	Other operating income	(183,090)	(163,924)	598,458	3,227,902
3.04.05	Other operating expenses	(679,510)	(1,636,583)	(420,325)	(710,737)
3.04.06	Equity in results of affiliated companies	64,069	118,968	43,846	96,010
3.05	Profit before financial income (expenses) and taxes	270,172	2,583,969	1,413,349	5,595,588
3.06	Financial income (expenses)	(840,074)	(1,832,849)	(423,225)	(2,005,993)
3.06.01	Financial income	114,213	310,994	335,885	426,659
3.06.02	Financial expenses	(954,287)	(2,143,843)	(759,110)	(2,432,652)
3.06.02.01	Net exchange differences over financial instruments	(282,224)	(197,581)	(87,663)	(749,442)
3.06.02.02	Financial expenses	(672,063)	(1,946,262)	(671,447)	(1,683,210)
3.07	Profit (loss) before taxes	(569,902)	751,120	990,124	3,589,595
3.08	Income tax and social contribution	(300,754)	359,449	(237,960)	(161,249)
3.09	Profit (loss) from continued operations	(870,656)	1,110,569	752,164	3,428,346
3.11	Consolidated Profit (loss) for the year	(870,656)	1,110,569	752,164	3,428,346
3.11.01	Profit attributable to the controlling interests	(992,958)	744,553	721,535	3,353,848
3.11.02	Profit attributable to the non-controlling interests	122,302	366,016	30,629	74,498
3.99	Earnings (loss) per common share – (Reais/share)
3.99.01	Basic
3.99.01.01	Common shares	(0.71948)	0.53949	0.52810	2.45474
3.99.02	Diluted
3.99.02.01	Common shares	(0.71948)	0.53949	0.52810	2.45474

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	07/01/2019 to 09/30/2019	01/01/2019 to 09/30/2019	07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018
4.01	Consolidated profit (loss) for the year	(870,656)	1,110,569	752,164	3,428,346
4.02	Other comprehensive income	(791,913)	(196,230)	(226,234)	(3,137,747)
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	32	95	32	95
4.02.02	(Loss)/gain on the actuarial pension plan	0	93.894	0	0
4.02.04	Cumulative translation adjustments for the year	64,636	36,700	(29,171)	(17,175)
4.02.05	Fair value through other comprehensive income	0	0	0	(1,559,680)
4.02.09	(Loss)/gain on the percentage change in investments	0	(1,995)	0	(105)
4.02.10	(Loss)/gain on cash flow hedge accounting	(1,038,192)	(959,789)	(372,883)	(1,724,818)
4.02.12	(Loss)/gain on hedge of net investment in foreign operations.	(4,411)	2,184	(7,263)	(32,196)
4.02.13	Realization of cash flow hedge accounting reclassified to income statement	186,022	632,681	183,051	196,783
4.02.14	(Loss)/gain on business combination	0	0	0	(651)
4.03	Consolidated comprehensive income for the year	(1,662,569)	914,339	525,930	290,599
4.03.01	Attributed to controlling Shareholders	(1,784,873)	548,317	495,299	216,095
4.03.02	Attributed to non-controlling Shareholders	122,304	366,022	30,631	74,504

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

		Year to date	YTD previous year
Code	Description	01/01/2019 to 09/30/2019	01/01/2018 to 09/30/2018
6.01	Net cash from operating activities	3,760,369	1,598,553
6.01.01	Cash from operations	3,239,338	3,772,254
6.01.01.01	Profit (loss) attributable to the controlling interests	744,553	3,353,848
6.01.01.02	Profit (loss) attributable to the non-controlling interests	366,016	74,498
6.01.01.03	Financial charges in borrowing and financing raised	1,468,587	1,451,934
6.01.01.04	Financial charges in borrowing and financing granted	(45,219)	(36,699)
6.01.01.05	Charges on lease liabilities	36,430	0
6.01.01.06	Depreciation, depletion and amortization	1,065,256	962,051
6.01.01.07	Equity in in results of affiliated companies	(118,968)	(96,010)
6.01.01.08	Deferred tax	(1,620,646)	(279,896)
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	(132,585)	(39,918)
6.01.01.10	Monetary and exchange variations, net	911,174	1,121,423
6.01.01.11	Result of derivative operations	7,664	0
6.01.01.12	Updated shares - VJR	365,305	(1,547,265)
6.01.01.13	Write-off of fixed and intangible assets	39,806	29,383
6.01.01.14	Provision (Reversal) for consumption and services	51,248	19,591
6.01.01.15	Net gain on sale of foreign subsidiary	0	(1,164,294)
6.01.01.16	Provision for environmental liabilities and decommissioning of assets	7,877	(61,499)
6.01.01.17	Others	92,840	(14,893)
6.01.02	Changes in assets and liabilities	521,031	(2,173,701)
6.01.02.01	Trade receivables - third parties	(162,632)	203,762
6.01.02.02	Trade receivables - related parties	(90,822)	2,114
6.01.02.03	Inventories	(866,466)	(524,708)
6.01.02.04	Receivables - related parties /Dividends	5,320	1,654
6.01.02.05	Tax assets	(196,688)	(860,082)
6.01.02.06	Judicial deposits	(3,434)	(32,506)
6.01.02.08	Trade payables	(151,385)	374,862
6.01.02.09	Trade payables – Drawee risk	862,412	59,642
6.01.02.10	Payroll and related taxes	101,327	65,421
6.01.02.11	Taxes in installments – REFIS	229,376	30,103
6.01.02.12	Payables to related parties	(23,538)	120,713
6.01.02.13	Advances from clients	2,645,962	0
6.01.02.14	Interest paid	(1,619,552)	(1,707,468)
6.01.02.17	Others	(208,849)	92,792
6.02	Net cash used in investing activities	(1,316,527)	525,126
6.02.02	Advance for future capital increase/Investments	(56,226)	(96,902)
6.02.03	Purchase of property, plant and equipment	(1,376,902)	(810,088)
6.02.05	Receivable/(payable) from derivative transactions	(372)	(372)
6.02.06	Acquisition of intangible assets	(437)	(631)
6.02.08	Intercompany loans granted	(101,913)	(101,908)
6.02.09	Intercompany loans received	20,386	0
6.02.10	Financial Investments, net of redemption	198,937	(174,709)
6.02.11	Cash received from the sale of subsidiary abroad	0	1,670,359
6.02.12	Cash received from disposal of Usiminas’ shares	0	39,377
6.03	Net cash used in financing activities	(2,789,789)	(2,514,012)
6.03.01	Borrowings and financing	9,575,838	2,002,773
6.03.02	Transaction cost - Borrowings and financing	(52,073)	(85,679)
6.03.04	Amortization of borrowings and financing	(10,434,891)	(4,142,506)
6.03.06	Lease amortization	(57,469)	0
6.03.07	Dividends and interest on equity	(1,821,194)	(502,002)
6.03.08	Treasury shares sold	0	213,402
6.04	Exchange rate on translating cash and cash equivalents	(6,194)	(25,999)
6.05	Increase (decrease) in cash and cash equivalents	(352,141)	(416,332)
6.05.01	Cash and equivalents at the beginning of the year	2,248,004	3,411,572
6.05.02	Cash and equivalents at the end of the year	1,895,863	2,995,240

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2019 to 09/30/2019
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735	1,310,705	10,013,440
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735	1,310,705	10,013,440
5.04	Capital transaction with shareholders	0	0	0	(412,659)	0	(412,659)	(479,051)	(891,710)
5.04.06	Dividends	0	0	0	(412,659)	0	(412,659)	(430,638)	(843,297)
5.04.07	Interest on equity	0	0	0	0	0	0	(48,413)	(48,413)
5.05	Total comprehensive income	0	0	0	744,553	(196,236)	548,317	366,022	914,339
5.05.01	Profit (loss) for the year	0	0	0	744,553	0	744,553	366,016	1,110,569
5.05.02	Other comprehensive income	0	0	0	0	(196,236)	(196,236)	6	(196,230)
5.05.02.04	Translation adjustments for the year	0	0	0	0	36,700	36,700	0	36,700
5.05.02.08	Actuarial gains on pension plan, net of taxes	0	0	0	0	93,983	93,983	6	93,989
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	(1,995)	(1,995)	0	(1,995)
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	0	0	0	0	(327,108)	(327,108)	0	(327,108)
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	0	0	0	0	2,184	2,184	0	2,184
5.07	Closing balance	4,540,000	32,720	3,064,827	331,894	868,952	8,838,393	1,197,676	10,036,069

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2018 to 09/30/2018
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.03	Adjusted opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.04	Capital transaction with shareholders	0	32,690	180,712	0	0	213,402	(44,972)	168,430
5.04.05	Treasury shares sold	0	0	180,712	0	0	180,712	0	180,712
5.04.06	Dividends	0	0	0	0	0	0	(44,972)	(44,972)
5.04.08	Gain on disposal of shares	0	32,690	0	0	0	32,690	0	32,690
5.05	Total comprehensive income	0	0	0	3,353,848	(3,137,753)	216,095	74,504	290,599
5.05.01	Profit (loss) for the year	0	0	0	3,353,848	0	3,353,848	74,498	3,428,346
5.05.02	Other comprehensive income	0	0	0	0	(3,137,753)	(3,137,753)	6	(3,137,747)
5.05.02.04	Translation adjustments for the year	0	0	0	0	(17,175)	(17,175)	0	(17,175)
5.05.02.08	Actuarial gains on pension plan, net of taxes	0	0	0	0	89	89	6	95
5.05.02.09	Fair value through other comprehensive income	0	0	0	0	(1,559,680)	(1,559,680)	0	(1,559,680)
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	(105)	(105)	0	(105)
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	0	0	0	0	(1,528,035)	(1,528,035)	0	(1,528,035)
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	0	0	0	0	(32,196)	(32,196)	0	(32,196)
5.05.02.14	(Loss)/gain on business combination	0	0	0	0	(651)	(651)	0	(651)
5.07	Closing balance	4,540,000	32,720	180,712	2,062,159	641,279	7,456,870	1,290,388	8,747,258

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2019 to 09/30/2019	01/01/2018 to 09/30/2018
7.01	Revenues	21,037,359	22,171,878
7.01.01	Sales of products and rendering of services	21,265,727	19,436,579
7.01.02	Other revenues	(253,242)	2,741,131
7.01.04	Allowance for (reversal of) doubtful debts	24,874	(5,832)
7.02	Raw materials acquired from third parties	(15,060,282)	(13,096,711)
7.02.01	Cost of sales and services	(11,684,401)	(10,973,482)
7.02.02	Materials, electric power, outsourcing and other	(3,288,431)	(2,138,978)
7.02.03	Impairment/recovery of assets	(87,450)	15,749
7.03	Gross value added	5,977,077	9,075,167
7.04	Retentions	(1,065,256)	(962,051)
7.04.01	Depreciation, amortization and depletion	(1,065,256)	(962,051)
7.05	Wealth created	4,911,821	8,113,116
7.06	Value added received	610,074	767,695
7.06.01	Equity in results of affiliates companies	118,968	96,010
7.06.02	Finance income	310,994	426,659
7.06.03	Others	180,112	245,026
7.06.03.01	Others and exchange gains	180,112	245,026
7.07	Wealth for distribution	5,521,895	8,880,811
7.08	Wealth distributed	5,521,895	8,880,811
7.08.01	Personnel	1,715,683	1,704,716
7.08.01.01	Salaries and wages	1,323,162	1,336,162
7.08.01.02	Benefits	312,758	306,773
7.08.01.03	Severance payment (FGTS)	79,763	61,781
7.08.02	Taxes, fees and contributions	356,167	1,066,341
7.08.02.01	Federal	132,068	782,642
7.08.02.02	State	206,813	265,348
7.08.02.03	Municipal	17,286	18,351
7.08.03	Remuneration on third-party capital	2,339,476	2,681,408
7.08.03.01	Interest	1,946,262	1,683,210
7.08.03.02	Leases	15,521	19,307
7.08.03.03	Others	377,693	978,891
7.08.03.03.01	Others and exchange losses	377,693	978,891
7.08.04	Remuneration on Shareholders' capital	1,110,569	3,428,346
7.08.04.02	Dividends	412,659	0
7.08.04.03	Retained earnings (accumulated losses)	331,894	3,353,848
7.08.04.04	Non-controlling interests in retained earnings	366,016	74,498

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Comments on the Company’s Consolidated Performance

São Paulo, October 23, 2019

          Results for the Third Quarter of 2019

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces its results for the third quarter of 2019 (3Q19) which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010.

All comments presented herein refer to the Company’s consolidated results for the third quarter of 2019 (3Q19) and comparisons refer to the second quarter of 2019 (2Q19) and the third quarter of 2018 (3Q18). The real/U.S. dollar exchange rate was R$ 4.1644 on 09/30/2019, R$3.8322 on 06/30/2019, and R$3.8748 on 12/31/2018.

Operating and Financial Highlights

•        Adjusted EBITDA of R$1,567MM, down by 34% and 4% over 2Q19 and 3Q18, respectively, impacted by the blast furnace #3 maintenance and less favorable price achievements in mining.

•        Mining EBITDA reached R$1,352MM, second best in a series, even with the strong volatility in seaborne freight and quality premium.

•        Historical record in iron ore production at 8.654Mton, following the evolution of dry stacking and filtering operations.

•        Working Capital applied to the business was reduced by R$ 1,201MM, highlighting the strong reduction in accounts receivable and inventories, contributing to cash generation of R$ 389MM.

•        Leverage increased 3.81x due to exchange variation and dividends, partially offset by the second iron ore prepayment operation of US$ 250MM.

Highlights	3Q18	2Q19	3Q19	Change
3Q19	x	3Q18	3Q19	x	2Q19
Steel Sales (thousand t)	1,290	1,161	1,072	(17%)	(8%)
- Domestic Market	912	771	750	(18%)	(3%)
- Foreign Subsidiaries	329	369	307	(7%)	(17%)
- Exports	48	21	15	(69%)	(29%)

Iron Ore Sales (thousand t)	9,288	10,143	9,209	(1%)	(9%)
- Domestic market	1,138	1,139	388	(66%)	(66%)
- Foreign Market	8,150	9,004	8,821	8%	(2%)

Consolidated Results (R$ million)
Net Revenue	6,165	6,901	6,006	(3%)	(13%)
Gross Profit	1,866	2,458	1,636	(12%)	(33%)
Adjusted EBITDA¹	1,627	2,380	1,567	(4%)	(34%)

Adjusted Net Debt²	27,057	26,641	27,567	2%	4%
Adjusted Cash and Cash Equivalents²	4,083	3,177	2,981	(27%)	(6%)
Net Debt / Adjusted EBITDA	4.93x	3.65x	3.81x	-1,12 x	0,16 x

¹ Adjusted EBITDA is calculated based on net (loss) profit, plus depreciation and amortization, income tax, net financial result, share of profit (loss) of investees and other operating income (expenses), and includes the proportionate share of EBITDA of the jointly owned subsidiaries MRS Logística and CBSI. It includes the Company’s stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI.

² Adjusted net debt and the adjusted cash and cash equivalents position include the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI, excluding Forfaiting and drawee risk operations.

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CSN’s Consolidated Results

•        Net revenue in 3Q19 totaled R$6,006 million, 3% and 13% lower than in 3Q18 and 2Q19, respectively, mainly due to lower sales of steel in the foreign market and less favorable price achievements in mining.

•        Cost of goods sold totaled R$4,370 million in 3Q19, 2% lower than in 2Q19. Costs in the steel segment decreased in comparison to 2Q19 due to the lower sales volume in the foreign market, while mining decreased in cost of goods sold due to the reduction in traded volume in the domestic market.

•        Gross profit totaled R$1,636 million in 2Q19, 33% lower than in 2Q19. Gross margin fell 8.4 p.p. versus 2Q19, reaching 27.2% in 3Q19, mainly due to decrease in revenues explained above.

•        In 3Q19, General and administrative expenses totaled R$137 million and Selling expenses totaled R$430 million, stable with 2Q19.

•        Net other income (expenses) was an expense of R$863 million in 3Q19, mainly to non-cash items, such as the updating of shares at fair value and the recognition of hedge accounting expenses.

•        Net financial result was an expense of R$840 million in 3Q19, higher than the 2Q19, mainly due to the variation in exchange rate with negative effect in results. Financial expenses (ex-exchange variation) remained stable when compared to the previous quarter, reaching R$672MM.

Financial Result (R$ million)	3T18	2Q19	3Q19
Financial Result - IFRS	(423)	(358)	(840)
Financial revenue	336	85	114
Financial expenses	(759)	(443)	(954)
Financial expenses (ex-exchange rate variation)	(671)	(641)	(672)
Result with exchange rate variation	(88)	198	(282)
Monetary and exchange rate variation	(465)	295	(1.329)
Hedge accounting	380	(97)	1.043
Derivative result	(3)	1	(4)

•        Equity in results of affiliated companies was positive R$64 million in 3Q19, versus a positive amount of R$29 million in 2Q19, mainly due to the improved performance of MRS.

Equity in results of affiliated companies (R$ million)	3T18	2T19	3Q19	Change
3Q19	x	3Q18	3Q19	x	2Q19
MRS Logística	61	44	85	39%	93%
CBSI	1	1	3	200%	200%
TLSA	(6)	(3)	(6)	-	100%
Arvedi Metalfer BR	(2)	-	-	-	-
Eliminations	(11)	(12)	(17)	55%	42%
Equity in results of affiliated companies	44	29	64	45%	121%

•        CSN recorded a net loss of R$871 million in 3Q19, versus a net profit of R$1,894 million in 2Q19, mainly due to the exchange variation and the updating of shares at fair value.

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Adjusted EBITDA (R$ million)	3T18	2T19	3Q19	Change
3Q19	x	3Q18	3Q19	x	2Q19
Net profit (loss) for the period	752	1,894	(871)	-	-
(-) Depreciation	274	332	352	28%	6%
(+) Income tax and social contribution	238	(1,119)	301	26%	-
(+) Net financial result	423	358	840	99%	135%
EBITDA (CVM Instruction 527)	1,687	1,465	622	(63%)	(58%)
(+) Other operating income (expenses)	(178)	802	863	-	8%
(+) Equity in results of affiliated companies	(44)	(29)	(64)	45%	121%
(-) Proportional EBITDA of jointly owned subsidiaries	162	142	146	(10%)	3%
Adjusted EBITDA¹	1,627	2,380	1,567	(4%)	(34%)

¹ The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

•        Adjusted EBITDA reached R$1,567 million in 3Q19, versus R$2,380 million in the second quarter, 34% decrease explained by less favorable price achievements in mining and the blast furnace # 3 maintenance in steel.  Adjusted EBITDA margin reached 25%, or 8.4 p.p. lower during the same period.

¹ Adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, considering the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI.

Free Cash Flow1

Free cash flow reached R$389 MM in 3Q19, positively influenced by the recovery in working capital, which more than offset Income tax disbursements, which were punctually high due to the previous quarter's record result.

¹ The free cash flow is calculated from adjusted Ebitda less Ebitda of joint ventures, Capex, Income tax, financial result and variation of working capital, excluding the effect of Glencore’s advance.

Debt

On 09/30/2019, consolidated net debt reached R$27,577 million, while net debt/EBITDA, calculated based on LTM adjusted EBITDA, reached 3.81x, or 0.16x higher than in 2Q19.  The evolution of leverage in the quarter was affected by the exchange variation and on time by the distribution of dividends in the amount of R$670 million, being R$413 million as anticipated dividends at CSN and R$257 million the portion related to non-controlling shareholders at CSN Mineração.

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Foreign Exchange Exposure

The net FX exposure (excluding the Perpetual Bond) of the consolidated balance sheet on 09/30/2019 was US$13 million, as shown in the table below. It should be noted that the net foreign exchange exposure includes a liability of US$1.0 billion in line item “Loans and Financing” related to the Perpetual Bond, which, due to its nature, will not require disbursement to settle the principal amount in the foreseeable future.

The Hedge Accounting adopted by CSN correlates projected export inflows in dollars with part of the scheduled debt payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily accounted for under shareholders’ equity, being recorded in the income statement when dollar revenues from exports are received.

Foreign Exchange Exposure	09/30/2018	06/30/2019	09/30/2019
(in thousands of U.S. dollars)	IFRS	IFRS	IFRS
Cash	316	295	200
Accounts Receivable	359	549	337
Other	6	5	5
Total Assets	681	849	542
Loans and Financing	(4,250)	(4,295)	(4,219)
Trade Payables	(160)	(109)	(110)
Other Payables	(4)	(3)	(3)
Total Liabilities	(4,415)	(4,407)	(4,332)

Natural Foreign Exchange Exposure (Assets - Liabilities)	(3,734)	(3,558)	(3,791)
Cash Flow Hedge Accounting	2,302	1,600	2,737
Swap CDI x Dollar	-	-	67
Net Foreign Exchange Exposure	(1,433)	(1,958)	(987)
Perpetual Bond	1,000	1,000	1,000
Net Foreign Exchange Exposure, excluding Perpetual Bond	(433)	(958)	13

Investments

A total of R$603 million was invested in 3Q19, 31% higher than in 2Q19, mainly due to investments related to the scheduled maintenance of blast furnace#3 in the steel segment. In the mining segment, the investments refer to renovation of mine equipment and tailings filtering plants to process 100% of the production without the need to use dams.

Investments (R$ million)	1Q18	2Q18	3Q18	4Q18	2018	1Q19	2Q19	3Q18
Steel	65	134	168	271	637	160	212	405
Mining	116	99	116	174	505	118	205	158
Other	43	30	41	61	175	35	43	40
Total Investments - IFRS	223	263	325	507	1,319	313	461	603

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Working Capital

To calculate working capital, CSN adjusts its assets and liabilities as shown below:

•        Accounts receivable: excludes dividends receivable, advances to employees and other receivables;

•        Inventories: includes estimated losses and excludes spare parts;

•        Prepaid taxes: composed only of the portion of income tax and social contribution included in recoverable taxes;

•        Taxes payable: includes taxes in installments;

•        Advances from customers: sub-account of other liabilities recorded under current liabilities; excludes the advance from Glencore and

•        Suppliers: Includes Drawee Risk

Accordingly, working capital invested in the business totaled R$2,224 million in 3Q19, or 13 days less in the financial cycle when compared to 2Q19, due to the strong reduction in accounts receivable, the decrease in inventory balance and increase in trade payables as a result of slab purchase operations.

Working Capital (R$ million)	3Q18	2Q19	3Q19	Change
3Q19	x	3Q18	3Q19	X	2Q19
Assets	6,432	8,599	7,510	1,077	(1,089)
Accounts receivable	2,003	3,336	2,410	407	(926)
Inventories	4,054	5,254	5,097	1,043	(156)
Prepaid taxes	376	9	2	(373)	(7)
Liabilities	3,705	5,173	5,285	1,580	112
Trade payables	2,934	3,999	4,197	1,263	199
Payroll and related taxes	315	292	350	34	58
Taxes payable	323	802	506	183	(296)
Advances from customers	133	81	233	100	152
Working Capital	2,727	3,425	2,224	(503)	(1,201)

Average Term (days)	3Q18	2Q19	3Q19	Change
3Q19	x	3Q18	3Q19	X	2Q19
Amounts received	25	39	32	7	(7)
Amounts paid	61	81	86	25	5
Inventories	85	106	105	20	(1)
Financial Cycle	49	64	51	2	(13)

Results by Business Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Energy and Cement. The main assets and/or companies comprising each segment are presented below:

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STEEL	MINING	LOGISTICS	ENERGY	CEMENT
Usina Presidente Vargas	Casa de Pedra	Railways: MRS and FTL	CSN Energia	Volta Redonda
Porto Real	Tecar	Port: Sepetiba Tecon	Itasa	Arcos
Paraná	Engenho			
Lusosider	Pires			
Prada (Distribution and Packaging)	Fernandinho			
Long Steel (UPV)	ERSA			
SWT				

Net Revenue by Segment – 3Q19 (R$ million)

Steel
53%
Mining
37%
Logistics
7%
Energy
1%
Cement
3%
4,099
3,660
3,334
3Q18
2Q19
3Q19
1,659
3,091
2,336
3Q18
2Q19
3Q19
471
404
423
3Q18
2Q19
3Q19
104
78
74
3Q18
2Q19
3Q19
160
146
161
3Q18
2Q19
3Q19

Adjusted EBITDA by Segment – 3Q19 (R$ million)

Steel
6%
Mining
82%
Logistics
11%
Energy
1%
Cement
-1%
652
225
105
3Q18
2Q19
3Q19
811
2,021
1,352
3Q18
2Q19
3Q19
194
190
186
3Q18
2Q19
3Q19
32
9
16
3Q18
2Q19
3Q19
17
7
-11
3Q18
2Q19
3Q19

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3Q19 Results	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated
(R$ million)
Net Revenue	3,334	2,336	69	354	74	161	(322)	6,006
Domestic Market	2,417	142	69	354	74	161	(540)	2,677
Foreign Market	917	2,194	-	-	-	-	218	3,330
COGS	(3,190)	(1,071)	(43)	(258)	(56)	(180)	427	(4,370)
Gross Profit	144	1,265	26	96	19	(19)	106	1,636
SG&A	(198)	(51)	(9)	(26)	(8)	(25)	(251)	(567)
Depreciation	159	138	2	97	4	33	(83)	352
Proportional EBITDA of jointly owned subsidiaries	-		-	-	-	-	146	146
Adjusted EBITDA	105	1,352	19	166	16	(11)	(81)	1,567

2Q19 Results	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated
(R$ million)
Net Revenue	3,660	3,091	64	340	78	146	(479)	6,901
Domestic Market	2,515	298	64	340	78	146	(687)	2,753
Foreign Market	1,146	2,793	-	-	-	-	209	4,147
COGS	(3,380)	(1,133)	(44)	(250)	(66)	(149)	580	(4,442)
Gross Profit	280	1,959	20	90	11	(3)	101	2,458
SG&A	(210)	(50)	(8)	(24)	(7)	(22)	(231)	(552)
Depreciation	155	112	14	98	4	32	(84)	332
Proportional EBITDA of jointly owned subsidiaries	-	-	-	-	-	-	142	142
Adjusted EBITDA	225	2,021	26	164	9	7	(71)	2,380

3Q18 Results	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated
(R$ million)
Net Revenue	4,099	1,659	64	406	104	160	(329)	6,165
Domestic Market	2,899	229	64	406	104	160	(678)	3,185
Foreign Market	1,200	1,431	-	-	-	-	349	2,980
COGS	(3,380)	(882)	(47)	(268)	(70)	(148)	495	(4,299)
Gross Profit	719	778	17	138	35	12	167	1,866
SG&A	(221)	(37)	(8)	(24)	(7)	(23)	(355)	(675)
Depreciation	154	70	6	65	4	28	(53)	274
Proportional EBITDA of jointly owned subsidiaries	-	-	-	-	-	-	162	162
Adjusted EBITDA	652	811	15	179	32	17	(79)	1,627

CSN’s Steel Results

In 2019, according to the World Steel Association (WSA), global crude steel production in the last 8 months totaled 1,240 million tons (Mton), or 4.4% higher than the same period in 2018. Asia produced 890 Mton during the same period in 2019, 7% higher than 2018, European Union fell by 2.9% and North America increased 0.8%.

According to the Brazilian Steel Institute (IABr), in 3Q19, domestic sales totaled 4.8 million tons, decreasing 6.6% in the comparison with the same period in 2018. Apparent consumption reached 5.3 million tons in 3Q19, decreasing 7.0% versus 3Q18. Brazilian crude steel production reached 7.4 million tons, decreasing 18.8% compared to the same period in 2018.

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•        CSN’s slab production reached 358 thousand tons and slab purchased reached 162 thousand tons in 3Q19, totaling 520 thousand tons available for lamination process, 44% lower than 2Q19, due to the scheduled maintenance of Blast Furnace # 3 and consequent planned consumption of stocks. Production will be normalized from the second half of October, and so the production cost will be partially normalized in 4Q19 and fully in 1Q20.

Steel Production	3T18	2T19	3T19	Change
(in thousand tons)				3Q19	x	3Q18	3Q19	x	2Q19
Total Slabs (UPV + Third Parties)	938	924	520	(45%)			(44%)
Slab Production	937	856	358	(62%)			(58%)
Third-Party Slabs	1	68	162	-			138%
Total Flat Rolled Products	899	839	765	(15%)			(9%)
Total Long Rolled Products	51	56	54	6%			(4%)

•        Total sales reached 1,072 thousand tons in 3Q19, 8% lower than 2Q19, mainly due to the lower sales in the foreign market.

•

In 3Q19, domestic steel sales volume totaled 750 thousand tons, 2.7% less than 2Q19. According to the National Institute of Steel Distributors (INDA), from January to August 2019, distribution purchases decreased 3.5% over the previous year. Imports closed the accumulated period at 775.6 thousand tons, down by 8.8% over the same period of 2018.

•

Foreign steel sales reached 322 thousand tons in 3Q19, 17% lower than in 2Q19, due to the seasonality in SWT’s business during the European summer and the increased competitiveness in the Lusosider market due to the USA – China trade war and falling steel demand.  In this period, 15 thousand tons were exported directly, and 307 thousand tons were sold by foreign subsidiaries, of which 53 thousand tons by LLC, 183 thousand tons by SWT and 71 thousand tons by Lusosider.

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•        In 3Q19, CSN maintained a high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix Sales of coated products, such as galvanized items and tin plates, accounted for 53% of flat steel sales, considering all the markets in which the Company operates. In the domestic market, the share of coated products in flat steel sales increased, from 43% in 2Q19 to 46% in 3Q19.

According to ANFAVEA, the production of automobiles, light commercial vehicles, trucks and buses reached 784 thousand units in 3Q19, increase of 3.19% versus the same period in 2018, and up by 0,98% in comparison to 2Q19. Exports showed a weaker performance, with sales of 115 thousand vehicles, 20.51% lower than the same period in 2018 and 1.7% lower in comparison to 2Q19. Anfavea expects vehicle production to grow by 9.1% in 2019, to 2.8 million units.

According to ABRAMAT, revenues of the building materials industry increased by 2% from January to September of 2019 in comparison with the same period in 2018.  but fell by 1% over the previous month. The result in September 2019 (+4% in 2018) reflects the relevant performance in the retail segment, as well as the improvement of real estate sales and launches.

According to IBGE (Brazilian Institute of Geography and Statistics), home appliance production increased by 5.0% % in the twelve months ended August 2019 compared to the same period of the previous year.

•	Net revenue from steel operations reached R$3,334 million in 3Q19, 9% lower than in 2Q19. This was due to the lower sales volume in the foreign market and stable prices in domestic and foreign market.
•	Cost of goods sold decreased by 5.6% in 3T19, versus 2Q19, totaling R$3,190 million, mainly due to the lower sales volume.
•	Slab production cost reached R$2,177/t in 3Q19, 1.1% lower than in 2Q19, due to the higher efficiency in the mix of third-party slabs and slab production.
•

Adjusted EBITDA reached R$105 million in 3Q19, 53% lower than in 2Q19, driving the EBITDA Margin to 3.2% in 3Q19. The efficiency gains expected after the scheduled maintenance of blast furnace #3 will be partially observed in 4Q19 and fully in 1Q20, returning the profitability of the business unit to its historical standard.

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CSN’s Mining Results

In 3Q19, there was a slowdown in the Chinese economy following the intensification of the trade war with United States. In this scenario, the devaluation of Yuan and the retraction in steel prices negatively impacted iron ore prices, from levels above US$120/dmt at the end of July to levels around US$80/dmt in August. Driven by the record price of the year at the beginning of the quarter, iron ore price ended 3Q19 with an average of US$102.0/dmt (Platts, Fe62%, N. China), 2% higher than in 2Q19.

As for maritime freight, the BCI-C3 (Tubarão-Qingdao) route had an average of US$24.13/wmt in 3Q19, up by 55% compared to the previous quarter, influenced by the gradual increase in shipments following the return to operation of some mines in Brazil and normalization in Australian shipments.

•        In 3Q19, CSN’s iron ore production reached 8.7 million tons, up 14% over the same period last year, reaching the highest volume ever achieved in a quarter.

•        Iron Ore sales reached 9.2 million tons in 3Q19, 9% lower than the sales volume recorded in 2Q19, due to lower domestic sales, impacted by the maintenance of blast furnace#3.

Mining Production Volume and Sales	3Q18	2Q19	3Q19	Change
(in thousand tons)	3Q19	x	3Q18	3Q19	x	2Q19
Iron Ore production	7.620	8,323	8,654	14%	4%
Iron Ore purchased from third parties	1.501	1,786	1,121	(25%)	(37%)
Total Production + Purchases	9.122	10,110	9,775	7%	(3%)
Sales to UPV	1.138	1,139	388	(66%)	(66%)
Volume sold to third parties	8.150	9,004	8,821	8%	(2%)
Total Sales	9.288	10,143	9,209	(1%)	(9%)

Production and sales volumes include our 100% stake in CSN Mineração.

•        Net revenue from mining operations reached R$2,336 million in 3Q19, 24% lower than the previous quarter due to lower prices (-13%) and lower sales volumes (-9%).

•        The Platts 62 index reached US$102.0/dmt, 2% higher in the quarter. CIF+FOB prices were US$73.7/wmt, 13% lower than the same period in 2018. The negative variation in 3Q19 is explained by the basket of quotation periods, occasional negative quality adjustments and the expressive increase in freight.

•        Cost of goods sold in the mining segment reached R$1,071 million in 3Q19, 5% lower than in 2Q19, due to a decrease in iron ore sales volume.

•        EBITDA reached R$1,352million in 3Q19, 58% margin, the best second quarter result of the historical series for the business.

CSN’s Logistics Results

Railway Logistics: Net revenue reached R$354 million in 3Q19, with an EBITDA of R$166 million and an EBITDA Margin of 47.0%.

Port Logistics: Sepetiba Tecon shipped 193 thousand tons of steel products in 3Q19, in addition to 1 thousand tons of general cargo, approximately 41 thousand containers and 181 thousand tons of bulk cargo. Net revenue reached R$69 million, with an EBITDA of R$19 million and an EBITDA Margin of 28%.

Sepetiba TECON Highlights	3Q18	2Q19	3Q19	Change
				3Q19	x	3Q18	3Q19	x	2Q19
Container volume (thousand units)	63	38	41	(35%)			8%
Steel volume (thousand tons)	88	130	193	119%			48%
General cargo volume (thousand tons)	63	2	1	(98%)			(50%)
Bulk volume (thousand tons)	-	374	181	-			(52%)

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CSN’s Energy Results

According to EPE (Energy Research Company), electricity consumption in Brazil decreased by 0.8% in August 2019 versus the same month of the previous year. The industrial, residential and commercial segments decreased by 3.4%, 1.7% and 0.9%, respectively during the same period.

In 3Q19, the volume of traded energy decreased, totaling net revenue of R$74million, 5% lower than 2Q19. COGS was lower due to purchases in times of low demand, generating EBITDA of R$16 million driven by spot sales and EBITDA margin of 21%, increase of 10 p.p. when compared to the previous quarter.

CSN’s Cement Results

In the third quarter of 2019, domestic cement sales totaled 14.7 million tons, according to preliminary date of SNIC (National Cement Industry Association). This amount represents a 5.4% increase over the same period in 2018 and a 12.1% increase compared to the previous quarter. According to SNIC, a 3% growth is expected for 2019.

In 3Q19, net revenue reached R$ 161 million, an increase of 10% over the previous quarter, due to higher sales volume (+11%) and increase in COGS due to lower slag production due to blast furnace# 3 maintenance, generating negative EBITDA of R$11million.

Capital Market

CSN’s shares depreciated 20.49%% in the third quarter of 2019, while the IBOVESPA moved up 3.36%. Daily traded volume (CSNA3) on B3 averaged R$135 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) depreciated 26.42%, while the Dow Jones climbed 0.75%. On the NYSE, daily traded volume of CSN’s ADRs (SID) averaged US$14 million.

2Q19		3Q19
Number of shares (in thousands)	1,387,524	1,387,524
Market Cap
Closing price (R$/share)	16.71	13.23
Closing price (US$/ADR)	4.31	3.16
Market cap (R$ million)	23,186	18.357
Market cap (US$ million)	5,980	4,408
Total return including dividends and interest on equity
CSNA3	3.25%	(20.49%)
SID	3.64%	(26.42%)
Ibovespa	5.11%	3.36%
Dow Jones	1.91%	0.75%
Volume
Daily average (thousand shares)	12,772	8,885
Daily average (R$ thousand)	204,935	134,646
Daily average (thousand ADRs)	3,560	3,725
Daily average (US$ thousand)	14,268	13,954
Source: Bloomberg

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CONSOLIDATED SALES VOLUME (in thousands of tons)

3Q18	2Q19	3Q19	Change
3Q19	x	3Q18	3Q19	x	2Q19
Flat Steel	859	719	698	(161)	(21)
Slab	-	-	-	0	0
Hot Rolled	300	270	236	(65)	(34)
Cold Rolled	172	138	142	(30)	4
Galvanized	307	234	241	(66)	7
Tin Plates	79	77	78	(1)	1
UPV Long Steel	53	52	53	(1)	1
DOMESTIC MARKET	912	771	750	(162)	(20)

3Q18	2Q19	3Q19	3Q19	x	3Q18	3Q19	x	2Q19
Flat Steel	193	187	139	(54)	(48)
Slab	-	2	-	-	(2)
Hot Rolled	70	25	11	(59)	(14)
Cold Rolled	7	6	7	-	1
Galvanized	69	131	106	37	(25)
Tin Plates	47	23	15	(32)	(8)
Long Steel Profiles	185	203	183	(2)	(20)
FOREIGN MARKET	378	390	322	(56)	(68)

3Q18	2Q19	3Q19	3Q19	x	3Q18	3Q19	x	2Q19
Flat Steel	1.052	906	836	(216)	(70)
Slab	-	2	0	0	(2)
Hot Rolled	370	295	247	(123)	(48)
Cold Rolled	179	144	149	(30)	5
Galvanized	376	365	347	(29)	(18)
Tin Plates	126	100	93	(33)	(7)
UPV Long Steel	53	52	53	(0)	1
Long Steel Profiles	185	203	183	(2)	(20)
TOTAL MARKET	1.290	1.161	1.072	(218)	(89)

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(Expressed in thousands of reais – R$, unless otherwise stated)

1.      DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as “the Company” or “Parent Company”, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and joint ventures are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) segments as follows:

•      Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany aimed at gaining markets and providing excellent services to end consumers. Its steel is used in home appliances, civil construction and automobile industries.

•      Mining:

The production of iron ore is developed in the cities of Congonhas and Ouro Preto, State of Minas Gerais, by subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguaí – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by providing services by CSN Mineração to CSN. The Company´s mining activities also comprise exploitation of tin in the State of Rondônia, to supply the needs of the UPV. The surplus of these raw materials is sold to subsidiaries and third parties.

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The Company's mining activities utilize tailings dams for which all appropriate measures are taken to mitigate the risks inherent to the handling and disposal of the tailings and to comply with current environmental legislation. It is important to reiterate that operating without dependence on these dams is a priority in our mining activities, for which investments of around R$ 250 million in dry stacking technology have already been made. In this context, it is expected that CSN Mineração will be fully processing the tailings in the dry process by the end of 2019, subject to revision of projects and expected deadlines, proper operation of equipment and unforeseen delays. As a consequence of these measures, decommissioning of dams is the natural way of processing dry tailings.

All of our dams, both mining and hydroelectric dams, are positively certified and comply with the environmental legislation in force.

•      Cement:

CSN entered the cement market boosted by the synergy between this activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), the Company installed a new business unit that produces CP-III type cement using slag produced by the UPV’s blast furnaces. It also exploits limestone and dolomite at the Arcos unit in the State of Minas Gerais, to meet the needs of the UPV and of the cement plant. Additionally, the operation clinker production line is located in Arcos/MG. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

•      Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the Southeast Railway System of the former Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which has the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II),  under construction and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., the Container Terminal ("TECON”) and through its subsidiary CSN Mineração S.A., TECAR, both at the Itaguaí Port. Locate in the Bay of Sepetiba, they have privileged highway, railroad and maritime access.

TECON handles and stores containers, vehicles, steel products, general cargo, among other products, and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for own consumption or for different customers.

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•      Energy:

As energy is fundamental to its production process, the Company has electric energy generation assets to guarantee its self-sufficiency.

Note 25 - “Segment Information” details the financial information per CSN´s business segment.

•      Going Concern

The interim financial information was prepared based on the normal continuity of its business.

The negotiations are in constant progress for reprofiling part of the debts do not jeopardize the Company's operating continuity and Management does not have any other relevant operational restructuring plan that implies a change to the conclusion of the operational continuity. Disclosures on the bases for evaluating the operational continuity remain unchanged, were made in the disclosures of this subject included in the financial statements of December 31, 2018, approved by Management on February 20, 2019.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation and declaration of conformity

The consolidated and parent company condensed interim financial information (“condensed quarterly information”) have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities

The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

The significant accounting policies applied in this interim financial information are consistent with the policies described in Note 02 to the Company’s financial statements for the year ended December 31, 2018, filed with CVM.

This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2018.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 09 - Investments

Note 16 - Taxes in installments

Note 17 - Provision for tax, social security, labor, civil and environmental risks and judicial deposits

Note 27 – Employee benefits

Note 28 – Commitments

The parent company and consolidated interim financial information was approved by Management on October 23, 2019.

2.b) Basis of presentation

The interim financial information is presented in Brazilian reais R$, which is the Company’s principal functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when items are remeasured. The asset and liability balances are translated at the exchange rates prevailing at the end of the reporting period. As of September, 30, 2019, US$1 is equivalent to R$4.1644 (R$3.8748 as of December 31, 2018) and €1 is equivalent to R$4.5425 (R$4.4390 as of December 31, 2018), according to the rates obtained from the Central Bank of Brazil website.

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2.c) Basis of consolidation

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the period ended September 30, 2019 and year ended December 31, 2018 include the following direct and indirect subsidiaries and joint ventures, as well as the exclusive funds, as described below:

•                  Companies

		Equity interests (%)
Companies	Number of shares held by CSN (in units)	09/30/2019	12/31/2018	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Islands XI Corp.	50,000	100.00	100.00	Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)		100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios Nacional S.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	42,551,519	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	121,861,697	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	445,921,292	99.99	99.99	Manufacture of packages and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (1)			99.99	Management of funds and securities portfolio
CSN Mineração S.A.	158,419,480	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	442,672,357	91.69	91.69	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
Aceros México CSN (2)			0.08	Commercial representation, steel sales and related activities
CSN Inova Ltd.		100.00	100.00	Advisory and implementation of new development projects
CSN Equipamentos S.A (3)	999	100.00		Rental of commercial and industrial machinery and equipment

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.		100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.		99.99	99.99	Steel and Equity interests
CSN Resources S.A.		100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas		99.99	99.99	Sale of cans and packages in general and Equity interests
Companhia de Embalagens Metálicas MMSA		99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM		99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.		100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH		100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)		100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia limited (4)			100.00	Commercial representation
CSN Mining Holding, S.L		87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH		87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited		87.52	87.52	Commercial representation
Aceros México CSN (2)			99.92	Commercial representation, steel sales and related activities
Lusosider Ibérica S.A.		100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.		87.52	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC		100.00	100.00	Import and distribution/resale of products

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava		17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A. (5)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.		31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,876,146	50.00	50.00	Provision of services
Transnordestina Logística S.A. (6)	24,670,093	47.26	46.30	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.		16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	46,994,971	20.00	20.00	Metallurgical and Equity interests

 (*) Dormant companies, therefore, they are presented in note 9.a., where information on companies accounted for under the equity method and fair value through profit or loss and comprehensive income are disclosed.

1.       CSN Gestão de Recursos Financeiros was liquidated on June 13, 2019;

2.       On February 1, 2019, the Federal Taxpayers' Registry was canceled and, therefore, the settlement process of Aceros Mexico CSN was terminated, however, before third parties and for the purposes of commercial law, the settlement was retroactive to September 18, 2018;

3.       Company incorporated on August 22, 2019 (see note 9);

4.       On August 6, 2019 CSN Asia Limited was liquidated;

5.       As of September 30, 2019, and December 31, 2018, the Company directly owned 26,611,282 common shares, 2,673,312 preferred shares class A and 34,092,604 preferred shares class B, totaling 36,765,916 preferred shares of MRS Logística S.A;

6.       On May 10, 2019, 501,789 shares of shareholder FINOR, all class B preferred shares, were transferred to shareholder CSN. At September 30,2019, the Company had 24,168,304 ordinary shares, 501,789 preferred shares Class B (as of December 31,2018 had 24,168,304 ordinary shares and no preferred shares).

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•                  Exclusive funds

	Equity interests (%)
Exclusive funds	09/30/2019	12/31/2018	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

3. ADOPTION OF NEW ACCOUNTING PRACTICES

•        IFRS 16/CPC 06(R2) - Leases

The Company applied as of January 1, 2019, IFRS 16/CPC 06 (R2) – Leases.

As a result, the Company started to recognize in its financial statements the right to use the assets and liabilities of lease arrangements.

The Company opted to apply the modified retrospective approach, recognizing the cumulative effect as an adjustment in the opening balance. For existing contracts on the date of the initial adoption, the right to use was recognized for the amount equal to the lease liability, which was measured at the present value of the future fixed obligations provided for in the contract.

The company applied the exemption provided for in the standard for the non-recognize of the right of use and lease liability for contract with a term of not more than twelve months and that has a low value.

The present value of the lease liabilities was calculated using the interest rate implicit in the contracts and in and in its absence, the Company chose to use the average rate of fundraising.

The effects of the recognition of the standard can be observed in notes 10 and 14.a.

4.      CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Current
Cash and cash equivalents
Cash and banks	905,695	1,124,714	73,983	37,323

Short-term investments
In Brazil:
Government securities	12,718	10,247	312	477
Private securities	818,323	609,480	574,786	410,036
	831,041	619,727	575,098	410,513
Abroad:
Time deposits	159,127	503,563	97,265	92,017
Total short-term investments	990,168	1,123,290	672,363	502,530
Cash and cash equivalents	1,895,863	2,248,004	746,346	539,853

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The funds available established in Brazil, are basically invested in repurchase agreements and Bank Certificate of Deposit (“CDBs”) and yield interest based on the floating of Certificates of Interbank Deposits (“CDI”) and government securities are basically repurchase agreements backed by National Treasury Notes. The Company invests part of the resources through the investments considered exclusive, and their financial statements were consolidated into the Company’s statements. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

A significant part of the funds is invested abroad in Time Deposits in banks considered by management as top rated banks and the returns are based on fixed interest rates.

5.      FINANCIAL INVESTMENTS

	Consolidated				Parent Company
	Current		Non Current		Current
	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018
CDB - Certificate of bank deposit (1)	663,063	882,376			663,063	882,376
Government securities (2)	33,090	13,337			813	621
Time Deposit (3)			8,395	7,772
	696,153	895,713	8,395	7,772	663,876	882,997

1.     Financial investment linked to Bank Certificate of Deposit to secure a letter of guarantee of certain loans.

2.     Investments in National Treasury Bills (LFT) managed by its exclusive funds.

3.     Investments in Time Deposit in custody to cover additional expenses of the sale of LLC.

6.      TRADE RECEIVABLES

		Consolidated		Parent Company
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Trade receivables
Third parties
Domestic market	1,357,328	1,369,396	1,056,620	1,094,323
Foreign market	1,081,549	852,821	74,521	141,484
	2,438,877	2,222,217	1,131,141	1,235,807
Allowance for doubtful debts	(213,026)	(237,352)	(154,428)	(176,855)
	2,225,851	1,984,865	976,713	1,058,952
Related parties (note 18 a)	184,139	93,317	1,019,196	906,865
	2,409,990	2,078,182	1,995,909	1,965,817

In accordance with the sales policy the Group carries out transactions of assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the receivables and becomes entirely free from the credit risk of the transaction. This transaction in the consolidated totals R$29,165 as of September 30, 2019 (R$46,210 as of December 31, 2018) and in the Parent Company R$ 25,484 (R$40,849 as of December 31,2018).

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The gross balance of receivables from third parties is comprised as follows:

	Consolidated		Parent Company
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Current	1,822,460	1,514,847	676,362	758,433
Past-due up to 30 days	41,652	177,287	27,242	48,705
Past-due up to 180 days	119,521	47,684	29,007	8,361
Past-due over 180 days	455,244	482,399	398,530	420,308
	2,438,877	2,222,217	1,131,141	1,235,807

The movements in the Company’s allowance for doubtful debts are as follows:

	Consolidated		Parent Company
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Opening balance	(237,352)	(191,979)	(176,855)	(140,392)
Estimated losses	(9,922)	(53,706)	(5,688)	(39,042)
Recovery of receivables	34,248	8,333	28,115	2,579
Closing balance	(213,026)	(237,352)	(154,428)	(176,855)

7.      INVENTORIES

		Consolidated		Parent Company
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Finished goods	1,790,774	1,501,969	1,166,898	951,529
Work in progress	1,456,690	1,217,611	1,215,326	959,414
Raw materials	1,819,503	1,584,140	1,350,259	1,273,029
Spare Parts	930,345	857,402	535,892	495,385
Advances to suppliers	30,330	36,192	26,615	28,185
(-) Provision for losses	(127,445)	(157,754)	(45,471)	(45,076)
	5,900,197	5,039,560	4,249,519	3,662,466

The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Opening balance	(157,754)	(135,840)	(45,076)	(51,968)
Reversal / (losses) for slow-moving and obsolescence	30,309	(21,914)	(395)	6,892
Closing balance	(127,445)	(157,754)	(45,471)	(45,076)

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8.      OTHER CURRENT AND NONCURRENT ASSETS

The group of other current and noncurrent assets is comprised as follows:

				Consolidated				Parent Company
	Current		Non-Current		Current		Non-Current
	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Judicial deposits (note 16)			351,684	347,950			246,417	255,595
Credits with the PGFN (1)			46,774	46,774			46,774	46,774
Recoverable taxes (2)	1,560,537	1,412,335	1,882,903	1,822,388	1,347,629	1,265,003	1,670,170	1,692,274
Prepaid expenses	109,822	49,830	56,798	49,808	69,423	25,716	47,165	34,450
Sea freight (3)	201,792	117,156				2,357
Actuarial asset - related party (note 18 a)			81,172	99,894			70,717	85,415
Derivative financial instruments (note 13 I)	5,208	351
Securities held for trading (note 13 I)	7,190	4,503			7,040	4,352
Iron ore inventory (4)			144,499	144,499
Northeast Investment Fund – FINOR			199	26,598			199	26,598
Loans with related parties (note 18 a and 13 I)	2,833	2,675	833,194	706,605	24,452	22,807	799,155	588,285
Other receivables from related parties (note 18 a)	2,205	3,649	275,066	218,840	16,704	15,395	528,458	458,177
Other receivables (note 13 I)			7,293	7,451			1,111	1,213
Eletrobrás compulsory loan (note 13 I) (5)			846,065	813,428			845,090	812,803
Dividends receivable (note 18 a)	46,171	46,171			24,154	259,186
Employee debt	43,299	31,645			27,865	19,684
Other receivables	6,940	12,753			3,080	3,055
Others	80,444	71,956	707	988			707	986
	2,066,441	1,753,024	4,526,354	4,285,223	1,520,347	1,617,555	4,255,963	4,002,570

1.       Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

2.       Refers mainly to PIS / COFINS, ICMS recoverable and income and social contribution taxes to be offset. On September 20, 2018, the writ of mandamus and special appeal filed in 2006, in which CSN and Federal Union were parties, related to the discussion about the non-inclusion of ICMS in the calculation base of PIS and COFINS, confirmed the CSN's right to offset the amounts unduly paid under these taxes from 2001 to 2014.

3.       Refers a payment of freight expenses and maritime insurance over revenues didn’t recognized.

4.       Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating from the second half of 2021.

5.       This is a fixed amount, certain and due, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain.

9.      INVESTMENTS

The information on the activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have any changes in relation to that disclosed in the Company's financial statements as of December 31, 2018 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of September 30, 2019.

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9.a) Direct interests in subsidiaries, joint ventures, joint operations, associates and other investments

					09/30/2019				12/31/2018	09/30/2018
Companies	Participation in					Participation in
	Assets	Liabilities	Shareholders’ equity	Fair Value	Profit / (Loss) for the period	Assets	Liabilities	Shareholders’ equity	Fair Value	Profit / (Loss) for the period

Investments under the equity method
Subsidiaries
CSN Islands VII Corp.	370,490	2,247,188	(1,876,698)		(227,603)	338,645	1,987,741	(1,649,096)		(1,515,668)
CSN Islands XI Corp.	4,081,008	4,293,755	(212,747)		(81,109)	2,178,010	2,309,647	(131,637)		(72,884)
CSN Islands XII Corp.	2,365,604	4,170,071	(1,804,467)		(327,061)	2,402,671	3,880,076	(1,477,405)		(345,435)
CSN Steel S.L.U.	3,704,949	139,258	3,565,691		6,435	3,763,095	242,722	3,520,373		1,811,859
Sepetiba Tecon S.A.	721,185	407,247	313,938		(3,496)	480,459	163,026	317,433		13,529
Minérios Nacional S.A.	145,724	51,149	94,575		22,903	110,446	38,774	71,672		447
Fair Value - Minérios Nacional			2,123,507					2,123,507
Estanho de Rondônia S.A.	49,436	54,246	(4,810)		(7,785)	48,181	45,207	2,974		(1,399)
Companhia Metalúrgica Prada	796,750	630,648	166,102		80,534	644,954	559,386	85,568		(36,742)
CSN Mineração S.A.	13,748,789	5,480,336	8,268,453		2,583,898	13,235,705	4,190,564	9,045,141		545,406
CSN Energia S.A.	84,362	25,667	58,695		6,775	138,644	45,778	92,866		44,180
FTL - Ferrovia Transnordestina Logística S.A.	469,252	224,610	244,642		(35,761)	403,623	123,220	280,403		(21,410)
Companhia Florestal do Brasil	35,024	1,177	33,847		(40)	34,990	1,604.0	33,386		(101)
Nordeste Logística	82	56	26		(2)	85	56	29		3
CSN Equipamentos S.A	1		1
	26,572,656	17,725,408	10,970,755		2,017,688	23,779,508	13,587,801	12,315,214		421,785
Joint-venture and Joint-operation
Itá Energética S.A.	257,651	15,958	241,693		4,165	258,835	16,288	242,547		7,382
MRS Logística S.A.	2,092,122	1,289,630	802,492		85,908	1,563,350	846,813	716,537		70,282
CBSI - Companhia Brasileira de Serviços de Infraestrutura	63,233	56,827	6,406		4,326	25,941	19,997	5,944		3,127
Transnordestina Logística S.A.	4,280,553	3,089,556	1,190,997	271,116	(15,159)	4,065,604	2,883,851	1,181,753	271,116	(16,470)
	6,693,559	4,451,971	2,241,588	271,116	79,240	5,913,730	3,766,949	2,146,781	271,116	64,321
Associates
Arvedi Metalfer do Brasil	40,712	26,828	13,884		(520)	40,712	26,308	14,404		(3,754)
	40,712	26,828	13,884		(520)	40,712	26,308	14,404		(3,754)
Classified at fair value through profit or loss (note 13 I)
Usiminas			1,869,953					2,250,623
Panatlântica			45,441					28,566
			1,915,394					2,279,189
Other Investiments
Profit on subsidiaries' inventories			(24,956)		91,418			(116,375)		(14,452)
Others			63,537		172			63,538		(184)
			38,581		91,590			(52,837)		(14,636)
Total investiments			15,451,318		2,187,998			16,973,867		467,716

Classification of investiments in the balance sheet
Investiments in assets			19,350,040					20,232,005
Investiments with equity deficit			(3,898,722)					(3,258,138)
			15,451,318					16,973,867

The number of shares, the balances of assets, liabilities and shareholders’ equity, and the amounts of profit/(loss) for the period refer to the interests held by CSN in those companies.

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9.b) Movement in investments in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated		Parent Company
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Opening balance of investments	5,630,613	5,499,995	20,232,005	22,894,885
Opening balance of loss provisions			(3,258,138)	(1,366,480)
Capital increase	27,909		28,409	81,594
Dividends (1)	(3,876)	(87,846)	(3,410,627)	(5,529,277)
Comprehensive income (2)	(1,901)	272	36,976	15,186
Equity in results of affiliated companies (3)	160,433	173,145	2,187,998	816,632
Receipt arising from the sale of Usiminas’ shares		(39,377)		(39,377)
Update shares of fair value through profit or loss (Note 13 II)	(365,305)	96,133	(365,305)	96,133
Amortization of fair value - investment MRS	(8,810)	(11,746)
Others	31	37		4,571
Closing balance of investments	5,439,094	5,630,613	19,350,040	20,232,005
Investiments with equity deficit			(3,898,722)	(3,258,138)
Total	5,439,094	5,630,613	15,451,318	16,973,867

1.     In 2019, refers to the allocation of dividends of Itá Energética, CSN Energia, CSN Mineração and joint venture CBSI – Companhia Brasileira de Serviços de Infraestrutura.

2.     Refers to a translation to reporting currency of the foreign investment whose functional currency is not the Real, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

3.     The reconciliation of the equity in results of joint ventures and associates and the amount recorded in the statement of income are presented below and derive from the elimination of results of CSN's transactions with these companies:

		Consolidated
	09/30/2019	09/30/2018
Equity in results of affiliated companies
MRS Logística S.A.	171,772	140,528
CBSI - Companhia Brasileira de Serviços de Infraestrutura	4,326	3,127
Transnordestina Logística S.A	(15,159)	(16,470)
Arvedi Metalfer do Brasil S.A	(520)	(3,754)
Others	14	(186)
	160,433	123,245
Eliminations
To cost of sales	(49,714)	(31,797)
To taxes	16,903	10,811
Others
Amortization of fair value - Investment in MRS	(8,810)	(8,810)
Others	156	2,561
Equity in results of affiliated companies adjusted	118,968	96,010

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9.c) Investments in joint ventures and joint operations

The balances of the balance sheet and statement of income of joint ventures are presented below and refer to 100% of the companies’ results:

	09/30/2019				12/31/2018
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	47.26%	48.75%	34.94%	50.00%	46.30%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	1,023,847	15,627	44,409	54,062	345,962	2,091	19,234	29,870
Advances to suppliers	19,815	818		287	17,750	73	1,734	937
Other current assets	1,144,814	98,110	53,648	15,462	736,768	41,284	108,851	16,718
Total current assets	2,188,476	114,555	98,057	69,811	1,100,480	43,448	129,819	47,525
Non-current assets
Other non-current assets	729,856	2,480	163,199	24,701	804,570	2,111	222,630	25,840
Investments, PP&E and intangible assets	8,305,864	9,430	8,795,969	434,003	6,482,292	6,324	8,428,567	457,578
Total non-current assets	9,035,720	11,910	8,959,168	458,704	7,286,862	8,435	8,651,197	483,418
Total Assets	11,224,196	126,465	9,057,225	528,515	8,387,342	51,883	8,781,016	530,943

Current liabilities
Borrowings and financing	694,671	23,247	84,492		422,793	4,350	75,906
Leases	247,494
Other current liabilities	1,123,640	88,373	155,478	16,644	1,368,290	33,844	179,816	18,298
Total current liabilities	2,065,805	111,620	239,970	16,644	1,791,083	38,194	255,722	18,298
Non-current liabilities
Borrowings and financing	2,477,578	1,594	6,021,156		2,111,518	1,262	5,754,073
Leases	1,661,986
Other non-current liabilities	713,475	439	276,067	16,092	640,535	539	218,839	15,113
Total non-current liabilities	4,853,039	2,033	6,297,223	16,092	2,752,053	1,801	5,972,912	15,113
Shareholders’ equity	4,305,352	12,812	2,520,032	495,779	3,844,206	11,888	2,552,382	497,532
Total liabilities and shareholders’ equity	11,224,196	126,465	9,057,225	528,515	8,387,342	51,883	8,781,016	530,943

	01/01/2019 a 09/30/2019				01/01/2018 a 09/30/2018
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	47.26%	48.75%	34.94%	50.00%	46.30%	48.75%
Statements of Income
Net revenue	2,499,115	210,754		120,493	2,733,791	118,260		123,731
Cost of sales and services	(1,782,914)	(184,737)		(61,991)	(1,828,773)	(102,120)		(55,450)
Gross profit	716,201	26,017		58,502	905,018	16,140	-	68,281
Operating (expenses) income	183,378	(9,882)	(16,216)	(46,497)	(206,610)	(7,496)	(14,873)	(44,998)
Finance income (expenses), net	(200,106)	(1,079)	(16,139)	914	(126,021)	(56)	(20,699)	(369)
Income before income tax and social contribution	699,473	15,056	(32,355)	12,919	572,387	8,588	(35,572)	22,914
Current and deferred income tax and social contribution	(238,579)	(6,404)		(4,375)	(195,328)	(2,334)		(7,773)
(Loss) profit for the year, net	460,894	8,652	(32,355)	8,544	377,059	6,254	(35,572)	15,141

•        TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

It is in pre-operational phase and will continue as such until the completion of Railway System II. The approved schedule, which estimated the completion of the work by January 2017, is currently under discussion with the responsible agencies; however, Management believes that new deadlines for project completion will not have material adverse effects on the expected return on the investment. After analyzing this matter, Management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of its financial statements.

The assumptions used to evaluate the impairment test in December 2018 remain valid and there is no event to justify records of impairment in the first quarter.

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10.    PROPERTY, PLANT AND EQUIPMENT

							Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use	Other (*)	Total
Balance at December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436		80,135	18,046,864
Cost	287,854	3,751,429	22,426,782	165,331	3,282,436		355,768	30,269,600
Accumulated depreciation		(1,072,791)	(10,739,511)	(134,801)			(275,633)	(12,222,736)
Balance at December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436		80,135	18,046,864
Effect of foreign exchange differences	1,696	3,441	9,319	121	2,139		456	17,172
Acquisitions	2,165	10,939	119,670	1,155	1,296,680		15,180	1,445,789
Capitalized interest (notes 24 and 28)					61,040			61,040
Write-off (note 23)	(2,143)	(130)	(5,611)	(3)	(30,366)	(1,354)	(199)	(39,806)
Depreciation (note 22)		(100,619)	(871,101)	(4,012)		(33,700)	(12,698)	(1,022,130)
Transfers to other asset categories	790	252,599	1,146,050	993	(1,408,442)		8,010
Transfer to intangible assets		(31)			(11,839)			(11,870)
Right of use- Initial recognition						640,989		640,989
Right of use - Remesurement						(142,040)		(142,040)
Others		(43)	(958)		(170)	(21)	(432)	(1,624)
Balance at September 30, 2019	290,362	2,844,794	12,084,640	28,784	3,191,478	463,874	90,452	18,994,384
Cost	290,362	4,012,785	23,718,050	168,340	3,191,478	497,449	379,218	32,257,682
Accumulated depreciation		(1,167,991)	(11,633,410)	(139,556)		(33,575)	(288,766)	(13,263,298)
Balance at September 30, 2019	290,362	2,844,794	12,084,640	28,784	3,191,478	463,874	90,452	18,994,384

							Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use	Other (*)	Total
Balance at December 31, 2018	95,107	1,047,334	7,093,263	12,372	1,294,908		19,989	9,562,973
Cost	95,107	1,323,762	13,411,258	97,642	1,294,908		123,104	16,345,781
Accumulated depreciation		(276,428)	(6,317,995)	(85,270)			(103,115)	(6,782,808)
Balance at December 31, 2018	95,107	1,047,334	7,093,263	12,372	1,294,908		19,989	9,562,973
Acquisitions	2,164	10,850	26,219	285	741,462		3,575	784,555
Capitalized interest (notes 24 and 28)					16,126			16,126
Write-off (note 23)	(1,954)		(11)	(3)	(15,018)	(1,338)		(18,324)
Depreciation (note 22)		(26,682)	(434,431)	(1,785)		(10,556)	(2,798)	(476,252)
Transfers to other asset categories	789	20,479	479,628	(3)	(505,094)		4,201
Transfer to intangible assets					(10,115)			(10,115)
Right of use- Initial recognition						61,072		61,072
Right of use - remesurement						(12,072)		(12,072)
Others			(387)			(21)		(408)
Balance at September 30, 2019	96,106	1,051,981	7,164,281	10,866	1,522,269	37,085	24,967	9,907,555
Cost	96,106	1,355,043	13,917,108	97,903	1,522,269	47,528	130,877	17,166,834
Accumulated depreciation		(303,062)	(6,752,827)	(87,037)		(10,443)	(105,910)	(7,259,279)
Balance at September 30, 2019	96,106	1,051,981	7,164,281	10,866	1,522,269	37,085	24,967	9,907,555

(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The movement of the rights of use as of September 30, 2019 is as follows.

	Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Other	Total
Initial recognition – Rights of use	556,133	54,513	9,783	20,560	640,989
Remeasurement	(143,718)	11,905	(3,965)	(6,262)	(142,040)
Depreciation	(16,517)	(162)	(2,618)	(14,403)	(33,700)
Write-off	(1,338)			(16)	(1,354)
Others	(21)				(21)
Balance at September 30, 2019	394,539	66,256	3,200	(121)	463,874

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	Parent Company
	Land	Machinery, equipment and facilities	Other	Total
Initial recognition – Rights of use	37,864	9,784	13,424	61,072
Remesurement – Right of use	2,294	(3,965)	(10,401)	(12,072)
Depreciation	(6,046)	(2,618)	(1,892)	(10,556)
Write-off	(1,338)			(1,338)
Others	(21)			(21)
Balance at September 30, 2019	32,753	3,201	1,131	37,085

The breakdown of the projects comprising construction in progress is as follows:

					Consolidated
	Project description	Start date	Completion date		09/30/2019	12/31/2018
Logistics
	Current investments for maintenance of current operations.				79,364	89,595
					79,364	89,595
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2020	(1)	875,117	844,194
	Expansion of TECAR export capacity.	2009	2022	(2)	300,006	289,298
	Current investments for maintenance of current operations.				334,413	725,616
					1,509,536	1,859,108
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry	2008	2020		80,456	94,920
	Current investments for maintenance of current operations.			(3)	883,860	558,922
					964,316	653,842
Cement
	Construction of cement plants.	2011	2023	(4)	570,007	585,163
	Current investments for maintenance of current operations.				68,255	94,728
					638,262	679,891
Construction in progress					3,191,478	3,282,436

(1)   Estimated completion date of the Central Plant Step 1;

(2)   Estimated completion date of phase 60 Mtpa;

(3)   Refers substantially to the technological modernization continuous running machines and reform of blast furnace 3, at UPV;

(4)   Refers substantially to the acquisition of new Integrated Cement Plants.

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Buildings	38	38	40	41
Machinery, equipment and facilities	21	22	23	24
Furniture and fixtures	12	11	12	11
Others	17	15	14	13

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11.    INTANGIBLE ASSETS

							Consolidated			Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Rights and licenses	Total
Balance at December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175	49,613		49,613
Cost	3,831,338	573,614	161,067	150,009	3,185,701	1,491	7,903,220	125,768		125,768
Accumulated depreciation	(131,077)	(284,841)	(106,095)		(18,702)		(540,715)	(76,155)		(76,155)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175	49,613		49,613
Effect of foreign exchange differences		5,317	11	3,498		34	8,860
Acquisitions and expeditures			437				437
Transfer to property, plant and equipment			7,782		4,088		11,870	6,027	4,088	10,115
Amortization (note 22)		(35,004)	(8,001)		(121)		(43,126)	(5,638)	(1)	(5,639)
Balance at September 30, 2019	3,590,931	259,086	55,201	153,507	3,170,966	1,525	7,231,216	50,002	4,087	54,089
Cost	3,831,338	586,954	171,381	153,507	3,189,789	1,525	7,934,494	131,795	4,088	135,883
Accumulated depreciation	(131,077)	(327,868)	(116,180)		(18,823)		(593,948)	(81,793)	(1)	(81,794)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at September 30, 2019	3,590,931	259,086	55,201	153,507	3,170,966	1,525	7,231,216	50,002	4,087	54,089

 (*) Composed mainly by mineral rights with potential of 1,101 million tons (Not audited or reviewed by independent auditors). Amortization is based on production volume.

The average useful lives by nature are as follows (in years):

		Consolidated		Parent Company
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Software	9	7	9	8
Customer relationships	13	13

The assumptions used for the impairment test in December 2018 are still effective and there is no event that justifies the recognition of impairment in the quarter.

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12.    BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

		Consolidated				Parent Company
		Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Debt agreements in the international market
Variable interest in US$:
Prepayment		2,115,430	1,016,737	2,924,866	3,830,240	2,115,430	1,016,737	2,924,866	3,830,240
Fixed interest in US$:
Bonds, Perpetual Bonds and ACC	(1)	2,103,592	2,490,178	10,515,110	8,613,491	54,156	478,463
Intercompany						2,161,924	3,053,435	7,132,544	3,612,811
Fixed interest in EUR
Intercompany						21,109	16,988	1,211,405	997,809
Others		155,161	181,056	158,989	106,535
		4,374,183	3,687,971	13,598,965	12,550,266	4,352,619	4,565,623	11,268,815	8,440,860

Debt agreements in Brazil
Securities with variable interest in R$:
BNDES/FINAME, Debentures, NCE and CCB	(2)	1,254,895	1,890,451	10,165,082	10,710,678	1,196,727	1,827,769	8,936,859	9,314,315
Securities with fixed interest in R$:
Prepayment			103,375				103,375
		1,254,895	1,993,826	10,165,082	10,710,678	1,196,727	1,931,144	8,936,859	9,314,315
Total Borrowings and Financing		5,629,078	5,681,797	23,764,047	23,260,944	5,549,346	6,496,767	20,205,674	17,755,175
Transaction Costs and Issue Premiums		(25,984)	(28,358)	(89,866)	(87,309)	(28,965)	(22,379)	(75,191)	(67,967)
Total Borrowings and Financing + Transaction Costs		5,603,094	5,653,439	23,674,181	23,173,635	5,520,381	6,474,388	20,130,483	17,687,208

(1)     In April 2019, the Company issued debt securities in the foreign market ("Bonds"), through its subsidiary CSN Resources SA, in the amount of US$ 1 billion, being US$ 400 million with maturity in 2023 and US$600 million with maturity in 2026, both with interest of 7.625% per annum. Between April and May 2019, a tender offer ("Tender Offer") of the Notes issued by CSN Islands XI Corp. and CSN Resources S.A., subsidiaries of the Company, having repurchased US$ 1 billion in bonds with maturity in 2019 and 2020. In July 2019, the Company issued thought to its subsidiary CSN Resources, debt securities in the foreign market (“Bonds”), in the amount of US$ 175million, with maturity in February 2023 and interest of 7.625% per annum.

(2)     In January 2019, the Company issued debt securities in the domestic market (“Debentures”), in the amount of R$ 1,950 million, maturing in 2023 and interest of 126,8% of CDI.

The following table shows the average interest rate:

	Consolidated			Parent Company
		09/30/2019		09/30/2019
	Average interest rate (i)	Total debt	Average interest rate (i)	Total debt
US$	6.83%	17,658,998	4.93%	14,388,920
R$	7.13%	11,419,977	6.98%	10,133,586
EUR	3.88%	314,150	3.88%	1,232,514
		29,393,125		25,755,020

(i) In order to determine the average interest rates for debt contracts with floating rate, the Company used the rates applied as of September 30, 2019. Considers the interest rate of intercompany contracts.

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12.a) Maturities of borrowings, financing and debentures presented in noncurrent liabilities

As of September 30, 2019, the principal amount updated with interest and monetary adjustment, financing and long term debentures by maturity year are as follows:

				Consolidated	Parent Company
				09/30/2019	09/30/2019
				Principal	Principal
	Bank loans	Capital markets	Development agencies	Total	Total
2020	564,055	65,000	15,282	644,337	621,281
2021	2,696,608	636,667	55,519	3,388,794	2,985,027
2022	2,704,992	556,666	54,720	3,316,378	6,572,441
2023	2,958,843	4,502,070	53,841	7,514,754	3,267,456
2024	1,588,807		64,602	1,653,409	5,348,466
After 2024		2,498,640	583,335	3,081,975	1,411,003
Perpetual bonds		4,164,400		4,164,400
	10,513,305	12,423,443	827,299	23,764,047	20,205,674

12.b) Borrowings, financing and debentures raised and paid

The table below shows the borrowings, financing and debentures raised and paid during the period:

		Consolidated	Parent Company
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Opening balance	28,827,074	29,510,844	24,161,596	29,033,017
Raised (1)	9,612,540	2,154,471	6,652,588	602,110
Payment of principal	(10,434,891)	(5,019,978)	(6,209,795)	(6,098,209)
Payment of charges	(1,619,552)	(2,141,710)	(1,067,847)	(1,670,988)
Provision of charges (Note 24)	1,529,627	2,009,688	1,070,262	1,541,639
Disposal of LLC		(10,544)
Others (2)	1,362,477	2,324,303	1,044,060	754,027
Closing balance	29,277,275	28,827,074	25,650,864	24,161,596

1. Funding of R$56,609 was raised to purchase fixed assets – see note 28.

2. Includes unrealized exchange and monetary variations.

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As of September 30,2019, the Group raised and paid borrowings as shown below:

•      Funding raised and amortizations:

			Consolidated 09/30/2019
Nature	Raised	Amortization of principal	Amortization of charges
Prepayment	571,153	(725,062)	(192,941)
Bonds, Perpetual bonds, ACC and facility	6,358,152	(5,764,749)	(713,777)
BNDES/FINAME, Debentures, NCE and CCB	2,683,235	(3,945,080)	(712,834)
	9,612,540	(10,434,891)	(1,619,552)

•      Covenants

The Company’s borrowing agreements provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and financial indicators, besides the publication of its audited financial statements within the regulatory terms or payment of commission on assumption of risks in case the indicator of net debt to EBITDA reaches the levels set out in such agreements. The Company has complied with all financial and non-financial obligations (covenants) of its current contracts.

13.    FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company can operate with various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also can operate into derivative transactions, currency swap, interest rate swap and commodity swap operations.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the open capital market of Brazil and the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in terms of short time. Considering the term and the characteristics of these instruments, the book values approximate the fair values.

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•          Classification of financial instruments

							Consolidated
		09/30/2019			12/31/2018
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		1,895,863	1,895,863		2,248,004	2,248,004
Financial investments	5		696,153	696,153		895,713	895,713
Trade receivables	6		2,409,990	2,409,990		2,078,182	2,078,182
Dividends receivable	8		46,171	46,171		46,171	46,171
Derivative financial instruments	8	5,208		5,208	351		351
Trading securities	8	7,190		7,190	4,503		4,503
Loans - related parties	8		2,833	2,833		2,675	2,675
Total		12,398	5,051,010	5,063,408	4,854	5,270,745	5,275,599

Non current
Financial investments	5		8,395	8,395		7,772	7,772
Other trade receivables	8		7,293	7,293		7,451	7,451
Compulsory loan - Eletrobrás	8		846,065	846,065		813,428	813,428
Loans - related parties	8		833,194	833,194		706,605	706,605
Investments	9	1,915,394		1,915,394	2,279,189		2,279,189
Total		1,915,394	1,694,947	3,610,341	2,279,189	1,535,256	3,814,445

Total Assets		1,927,792	6,745,957	8,673,749	2,284,043	6,806,001	9,090,044

Liabilities
Current
Borrowings and financing	12		5,629,078	5,629,078		5,681,797	5,681,797
Leases	14.a		26,591	26,591
Trade payables			3,268,951	3,268,951		3,408,056	3,408,056
Trade payables - Drawee risk	14		928,178	928,178		65,766	65,766
Dividends and interest on equity	14		2,521	2,521		932,005	932,005
Derivative financial instruments		7,664		7,664
Total		7,664	9,855,319	9,862,983		10,087,624	10,087,624

Non current
Borrowings and financing	12		23,764,047	23,764,047		23,260,944	23,260,944
Leases	14.a		435,437	435,437
Total			24,199,484	24,199,484		23,260,944	23,260,944

Total Liabilities		7,664	34,054,803	34,062,467		33,348,568	33,348,568

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							Parent Company
		09/30/2019			12/31/2018
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		746,346	746,346		539,853	539,853
Financial investments	5		663,876	663,876		882,997	882,997
Trade receivables	6		1,995,909	1,995,909		1,965,817	1,965,817
Dividends receivable	8		24,154	24,154		259,186	259,186
Trading securities	8	7,040		7,040	4,352		4,352
Loans - related parties	8		24,452	24,452		22,807	22,807
Total		7,040	3,454,737	3,461,777	4,352	3,670,660	3,675,012

Non current
Outros títulos a receber	8		1,111	1,111		1,213	1,213
Compulsory loan - Eletrobrás	8		845,090	845,090		812,803	812,803
Loans - related parties	8		799,155	799,155		588,285	588,285
Investiments	9	1,915,394		1,915,394	2,279,189		2,279,189
Total		1,915,394	1,645,356	3,560,750	2,279,189	1,402,301	3,681,490

Total assets		1,922,434	5,100,093	7,022,527	2,283,541	5,072,961	7,356,502

Liabilities
Current
Borrowings and financing	12		5,549,346	5,549,346		6,496,767	6,496,767
Leases	14.a		11,618	11,618
Trade payables			2,481,895	2,481,895		2,655,091	2,655,091
Trade payables - Drawee risk	14		928,178	928,178		65,766	65,766
Dividends and interest on equity	14		2,521	2,521		900,541	900,541
Derivative financial instruments		7,664		7,664
Total		7,664	8,973,558	8,981,222		10,118,165	10,118,165

Non Current
Borrowings and financing	12		20,205,674	20,205,674		17,755,175	17,755,175
Leases	14.a		26,285	26,285
Total			20,231,959	20,231,959		17,755,175	17,755,175

Total Liabilities		7,664	29,205,517	29,213,181		27,873,340	27,873,340

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•          Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss classifying them according to the fair value hierarchy:

Consolidated	09/30/2019			12/31/2018
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		5,208	5,208		351	351
Trading securities	7,190		7,190	4,503		4,503
Non-current
Financial assets at fair value through profit or loss
Investments	1,915,394		1,915,394	2,279,189		2,279,189
Total Assets	1,922,584	5,208	1,927,792	2,283,692	351	2,284,043
Liabilities
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		7,664	7,664
Total Assets		7,664	7,664

Level 1: quoted prices in active markets for identical assets or liabilities.

Level 2: Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in securities measured at fair value through profit or loss

The Company has investments in common shares (USIM3), preferred shares (USIM5) of Usiminas (“Ações Usiminas”) and shares of Panatlântica S.A (PATI 3), which are designated as fair value through profit or loss, since the nature of the investment was not included in the other categories of financial instruments.

Assets are classified as a non-current asset recognized as investment and are recorded at fair value, based on the market price quotation on the stock exchange (B3 S.A.). In accordance with the Company's policy, gains and losses arising from changes in the share price are recorded directly in the statement of income under Other Operating Income and Expenses.

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Class of shares	09/30/2019			12/31/2018			09/30/2019
	Quantity	Share price	Closing Balance	Quantity	Share price	Closing Balance	Fair value adjustment recognized in profit or loss (note 23)
USIM3	107,156,651	9.35	1,001,915	107,156,651	11.44	1,225,872	(223,957)
USIM5	111,144,456	7.81	868,038	111,144,456	9.22	1,024,751	(156,713)
PATI3	2,065,529	22.00	45,441	1,997,642	14.30	28,566	15,365
			1,915,394			2,279,189	(365,305)

As of September 30,2019 and December 31, 2018, the Company's interest in USIMINAS comprised 15.19% in common shares and 20.29% in preferred shares. As of September 30,2019 and December 31, 2018, the Company's interest in Panatlântica comprised 11.31% of shares.

On April 9, 2014, CADE issued a decision regarding Usiminas' shares held by CSN, and CSN entered into a Performance Commitment Agreement, or TCD, with CADE in respect thereof. Under the terms of the CADE and TCD decision, CSN must reduce its participation in USIMINAS, within a specified period. In March 2019, an amendment was made to the TCD, with the purpose of extending the period originally scheduled for sale of the shares. The deadline and percentage reduction are confidential. In addition, the political rights in Usiminas will continue to be suspended until the Company reaches the limits established in the TCD.

• Share market price risks

The Company is exposed to the risk of changes in the price of the shares due to the investments, valued at fair value through profit or loss that have their prices based on the market price on B3.

III -          Financial risk management:

The Company follows risk management strategies, with guidelines in relation to the risks incurred by the company. The nature and general position of financial risks is regularly monitored and managed to assess the results and the financial impact on cash flow. The credit limits and hedge quality of the counterparties are also periodically reviewed.

Market risks are protected when it is considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company may manage some of the risks through the use of derivative instruments, not associated with any speculative trading or short selling.

13.a) Foreign exchange rate and interest rate risks:

•          Foreign exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company's functional currency is substantially the Real and is denominated natural currency hedge. The net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

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The consolidated net exposure as of September 30, 2019 is as follows:

		09/30/2019
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	199,677	5,736
Trade receivables	337,070	1,590
Other assets	4,779	4,431
Total Assets	541,526	11,757
Borrowings and financing	(4,218,624)	(24,158)
Trade payables	(110,298)	(8,258)
Other liabilities	(3,121)	(1,473)
Total Liabilities	(4,332,043)	(33,889)
Foreign exchange exposure	(3,790,517)	(22,132)
Cash flow hedge accounting	2,736,665
Swap CDI x Dollar	67,000
Net Investment hedge accounting		24,000
Net foreign exchange exposure	(986,852)	1,868
Perpetual Bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	13,148	1,868

CSN uses as strategy hedge accounting, as well as derivative instruments to hedge CSN’s future cash flows.

•          Interest rate risk:

The risk arises from short and long-term liabilities with fixed or floating interest rates and inflation indices.

In item 13b) we show the derivatives and hedging strategies to hedge foreign exchange and interest rate risks.

13.b) Hedging instruments: Derivatives and cash flows hedge accounting and net investment hedge in foreign operations:

CSN uses various instruments to hedge foreign exchange and interest rate risks, as shown in the following topics:

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•          Portfolio of derivative financial instruments

Exchange rate swap Dollar x Euro

The subsidiary Lusosider has derivative operations to hedge its dollar exposure against the euro.

Exchange rate swap CDI x Dollar

The company has derivative operations with Bradesco Bank to hedge its NCE debt raised in September 2019 with maturity in October 2023 in the amount of US$ 67million (equivalent to R$ 278milhões), at a cost consistent with that usually praticed by the Company.

							Consolidated
							09/30/2019
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2019
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BCP	02/07/2020	Dollar	23,837	99,439	(94,231)	5,208	4,621
Total Dollar-to-Euro swap			23,837	99,439	(94,231)	5,208	4,621

Bradesco	10/02/2023	Dollar	67,000	295,536	(303,200)	(7,664)	(7,664)
Total Swap CDI x dollar			67,000	295,536	(303,200)	(7,664)	(7,664)

				394,975	(397,431)	(2,456)	(3,043)

•      Classification of the derivatives in the balance sheet and statement of income

	09/30/2019
Instruments	Assets		Finance income (expenses), net
	Current	Total
Dollar to euro swap	5,208	5,208	4,621
Swap CDI x dollar	(7,664)	(7,664)	(7,664)
	(2,456)	(2,456)	(3,043)

•      Cash flow hedge accounting

Beginning November 1, 2014, the Company designate cash flow hedging relationships to hedge highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on the Company’s results, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising from designated liabilities will be temporarily recognized in shareholders’ equity and recognized in profit or loss when such exports are carried out, allowing the concurrent recognition of the dollar fluctuations on liabilities and on exports. The adoption of this hedge accounting does not entail entering into any financial instrument. As of September 30, 2019, US$2,736,665 in exports to be carried out from October 2019 until April 2026 are designated.

In order to support the aforementioned designations, the Company prepared formal documentation indicating how the hedge designation is aligned with CSN's objective and risk management strategy, identifying the hedging instruments used, the hedge object, the nature of the risk to be hedged and demonstrating the expectation of high effectiveness of the designated relations. Debt instruments have been designated in amounts equivalent to the portion of future exports. Therefore, the exchange variation of the instrument and the object are similar. According to the Company's accounting policy, continuous evaluations of prospective and retrospective effectiveness should be carried out, comparing the amounts designated with the amounts expected and approved in the Management's budgets, as well as the amounts exported.

Through hedge accounting, the exchange gains and losses on debt instruments will not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

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The table below shows a summary of the hedging relationships as of September 30, 2019:

									09/30/2019
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	ffect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
3/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2.4442	500,000	(500,000)	(384,346)	-
1/12/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019	2.5601	175,000	(175,000)	(23,184)	-
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(148,630)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000	(14,143)	(10,549)	(45,082)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000	(12,500)	(5,687)	(76,948)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.2850	30,000	(6,000)		(21,106)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3254	100,000	(20,000)		(67,120)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	25,000	(5,000)		(16,174)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	70,000	(14,000)		(45,287)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	30,000	(6,000)		(19,409)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3815	30,000	(8,000)	(1,514)	(17,224)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3940	355,000	(78,498)	(9,428)	(213,017)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(512,000)	(197,973)	(561,970)
07/31/2019	Bonds and prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761			(536,436)
Total						4,087,806	(1,351,141)	(632,681)	(1,768,403)

 (*) The effect on profit or loss was recognized in other operating expenses.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movement in hedge accounting amounts recognized in shareholders’ equity as of September 30, 2019 is as follows:

	12/31/2018	Movement	Realization	09/30/2019
Cash flow hedge accounting	1,441,295	959,789	(632,681)	1,768,403
Fair value of cash flow hedge accounting, net of taxes	1,441,295	959,789	(632,681)	1,768,403

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As of September 30, 2019, the hedging relationships established by the Company were effective, according to prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•      Hedge of net investment in foreign operation

CSN has a natural currency exposure in Euros substantially arising from a borrowing taken by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad where the functional currency is Euro. Such exposure arises from translating the balance sheets of these subsidiaries for consolidation into CSN, where the exchange difference on the borrowings affected the statement of income, in the finance income and costs line item, and the exchange difference on the net assets of the foreign operation directly affected the shareholder’s equity, in other comprehensive income.

As from September 1, 2015, CSN began to adopt the net investment hedge to eliminate such exposure and cover future fluctuations of the Euro on such borrowings. Non-derivative financial liabilities were designated, represented by borrowing agreements with financial institutions in the amount of € 120 million. The account balances as of September 30, 2019 are as follows:

						09/30/2019
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Amortized part (USD’000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(96,000)	1,757
Total					120,000	(96,000)	1,757

The movement in the amounts related to net investment hedge recognized in shareholders’ equity as of September 30, 2019 is as follows:

	12/31/2018	Movement	09/30/2019
Net Investment hedge accounting	3,941	(2,184)	1,757
Fair value of net investment hedge in foreign operations	3,941	(2,184)	1,757

As of September 30, 2019, the hedging relationships established by the Company were effective, according to prospective tests conducted. Therefore, no reversal for hedge ineffectiveness was recognized.

13.c) Sensitivity analysis

We present below the sensitivity analysis of foreign exchange rate and interest rate risks.

•      Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 as 25% and 50% deterioration for currency volatility using as reference the closing exchange rate as of September 30, 2019.

The currencies used in the sensitivity analysis and their scenarios are shown below:

				09/30/2019
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	4.1644	4.0868	5.2055	6.2466
EUR	4.5425	4.4755	5.6781	6.8138
USD x EUR	1.0889	1.0986	1.3611	1.6334

			09/30/2019
Interest	Interest rate	Scenario 1	Scenario 2
CDI	5.40%	6.75%	8.10%
TJLP	5.95%	7.44%	8.93%
Libor	2.06%	2.57%	3.08%

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The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					09/30/2019
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	2,736,665	Dollar	(212,365)	2,849,140	5,698,280

Swap CDI x Dollar	67,000	Dollar	(5,199)	69,754	139,508
Currency position
(not including exchange derivatives above)	(3,790,517)	Dollar	294,144	(3,946,307)	(7,892,614)

Consolidated exchange position	(986,852)	Dollar	76,580	(1,027,413)	(2,054,826)
(including exchange derivatives above)

Net Investment hedge accounting	24,000	Euro	(1,608)	27,255	54,510

Currency position	(22,132)	Euro	1,483	(25,134)	(50,268)

Consolidated exchange position	1,868	Euro	(125)	2,121	4,242
(including exchange derivatives above)

Dollar-to-euro swap	23,837	Dólar	(4,329)	14,680	27,939

 (*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – appreciation of Real by 1.86% / Real x Euro – appreciation of Real by 1.47%. Euro x Dollar – devaluation of Euro by 0.89%. Source: quotations from Central Bank of Brazil and Central Bank of Europe on 10/08/2019.

•      Sensitivity analysis of changes in interest rates

The Company considered scenarios 1 and 2 as 25% and 50% of changes in interest volatility as of September 30, 2019.

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	5.95		(885,410)	(2,461)	(13,170)	(26,340)
Libor	2.06		(4,970,697)	(69,599)	(25,545)	(51,090)
CDI	5.40	818,323	(10,428,954)	(28,521)	(129,744)	(259,488)

 (*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of September 30, 2019 recognized in the company's assets and liabilities.

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13.d) Liquidity risk

It is the risk that the Company does not have sufficient liquid resources to honor its financial commitments, as a result of mismatching of term or volume between expected receipts and payments.

In order to manage the liquidity of the cash in local and foreign currency, premises of disbursements and future receipts are established, being monitored daily by the Treasury area. The payment schedules for the long-term portions of the loans and financing and debentures are presented in Note 12.

The following table shows the contractual maturities of financial liabilities and lease liabilities, including accrued interest.

					Consolidated
At September 30, 2019	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 12)	5,629,078	4,033,131	12,484,541	7,246,375	29,393,125
Lease (Note 14a)	26,591	33,760	45,706	355,971	462,028
Derivative financial instrument (note 13 I)	7,664				7,664
Trade payables (note 13I)	3,268,951				3,268,951
Trade payables – Drawee risk (note 13I)	928,178				928,178
Dividends and interest on equity (note 14)	2,521				2,521

IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and noncurrent assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their carrying amount, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, according below:

		09/30/2019		12/31/2018
	Carrying amount	Fair value (*)	Carrying amount	Fair value (*)
Perpetual bonds	4,170,068	3,653,440	3,880,074	2,850,615
Fixed rate notes	8,303,513	7,869,173	6,745,132	7,595,765

 (*) Source: Bloomberg

• Credit Risks

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only makes investments in institutions with low credit risk rated by rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the Brazilian State.

Regarding the exposure to credit risk in accounts receivable and other receivables, the company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms and periodically revised, according to the periodicity procedures of each business area.

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• Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company's capital structure, with financing by equity and third-party capital:

Thousands of reais	09/30/2019	12/31/2018
Shareholder's equity (equity)	10,036,069	10,013,440
Borrowings and Financing (Third-party capital)	29,277,275	28,827,074
Gross Debit/Shareholder's equity	2.92	2.88

14.    OTHER PAYABLES

The group of other payables classified in current and noncurrent liabilities is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Payables to related parties (note 18 a)	23,515	35,499	85,075	96,629	356,083	308,056		14,501
Derivative financial instruments (note 13 I )	7,664	-			7,664
Dividends and interest on capital (note 13 I)	2,521	932,005			2,521	900,541
Advances from customers (1)	892,485	137,418	1,990,878		68,892	64,416
Taxes in installments	19,397	20,179	69,323	73,934	9,777	9,756	2,008	2,378
Profit sharing - employees	133,567	113,219			82,545	72,555
Taxes payable			8,777	8,631			7,290	7,145
Provision for consumption and services	385,886	334,638			329,074	260,942
Third party materials in our possession	179	45,915				45,721
Trade payables - drawee risk (2)	928,178	65,766			928,178	65,766
Lease Liabilities (note 14 a)	26,591		435,437		11,618		26,285
Other payables	40,304	85,984	43,053	48,134	11,752	17,551
	2,460,287	1,770,623	2,632,543	227,328	1,808,104	1,745,304	35,583	24,024

(1) Glencore Advance: On March 29, 2019, the Company received in advance through its subsidiary CSN Mineração the amount of US$ 496 million (R$ 1,951 billion) related to a supply contract of approximately 22 million tons of ore to the Swiss trader Glencore International AG ("Glencore"), to be executed within 5 years. On July 11, 2019, CSN Mineração entered into an amendment to the contract with Glencore and received in advance on August 5, 2019 US$ 250million (R$ 956million) for the additional supply of approximately 11 million tons of iron ore.

(2) Trade Payables – Drawee risk: The Company negotiated with financial institutions to anticipate payments from its suppliers, with the objective of lengthening the deadlines. This financial modality is an option of suppliers, and does not require mandatory participation, nor is the Company not reimbursed and / or benefited by the financial institution of discounts for payment executed before the due date agreed with the supplier, there is no change in the degree of subordination of the security in case of judicial execution and no changes in the commercial conditions existing between the Company and its suppliers.

14.a.) LEASE LIABILITIES

In the quarter, the lease liabilities are presented as follows:

		Consolidated		Parent Company
	09/30/2019	First adoption	09/30/2019	First adoption
Leases	1,491,238	1,533,556	42,952	71,114
Present value adjustment - Leases	(1,029,210)	(892,567)	(5,049)	(10,042)
	462,028	640,989	37,903	61,072
Classified:
Current	26,591	39,243	11,618	21,390
Non-current	435,437	601,746	26,285	39,682
	462,028	640,989	37,903	61,072

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The Company has lease agreements for port operations, machinery and facilities, vehicles, administrative and operational real estate. Lease liabilities are guarantee by the underlying assets.

Changes in lease liabilities for the period ended September 30, 2019 are shown in the table below.

		09/30/2019
	Consolidated	Parent Company
Opening balance	640,989	61,072
New leases (note 10)	76,481	454
Present Value Adjustments - New leases (note 10)	(52,621)	(34)
Contract review	(180,408)	(12,492)
Write off	(1,374)	(1,358)
Payments	(57,469)	(11,768)
Interest	36,430	2,029
Net balance	462,028	37,903

The minimum future payments estimated to leasing agreements include variable payments, essentially fixed when based on minimum performance and contractually fixed rates.

As of September 30, 2019 are as follows:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	75,382	305,582	1,110,274	1,491,238
Present value adjustment - Leases	(48,791)	(226,116)	(754,303)	(1,029,210)
	26,591	79,466	355,971	462,028

•           Payments of leases not recognized as liabilities:

The Company chose not to recognize lease liabilities in contracts with a maturity of less than twelve months and for assets with low value. The realized payments to these contracts are recognized as expenses, when incurred.

The Company has lease agreements for the use of ports (TECAR) and railways (FTL) which, even if they establish minimum performance, cannot determine their cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred

Expenses related to payments not included in the measurement of a lease liability are:

		Consolidated		Parent Company
	Nine months ended	Three months ended	Nine months ended	Three months ended
	09/30/2019	09/30/2019	09/30/2019	09/30/2019
Contract less than 12 months	9,974	2,992
Lower Assets value	1,344	493	4,736	1,549
Variable lease payments	136,059	42,440	4,996	3,888
	147,377	45,925	9,732	5,437

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15.    INCOME TAX AND SOCIAL CONTRIBUTION

15.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Income tax and social contribution income (expense)
Current	(1,261,197)	(441,145)	(278,777)	(127,631)
Deferred	1,620,646	279,896	(21,977)	(110,329)
	359,449	(161,249)	(300,754)	(237,960)

				Parent Company
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Income tax and social contribution income (expense)
Current	11
Deferred	1,705,982	226,895	(1,048)	(88,734)
	1,705,993	226,895	(1,048)	(88,734)

The reconciliation of consolidated and parent company income tax and social contribution expenses and the result from applying the tax rate to profit before income tax and social contribution are as follows:

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				Consolidated
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Profit before income tax and social contribution	751,120	3,589,595	(569,902)	990,124
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(255,281)	(1,220,462)	193,767	(336,642)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	43,445	35,639	22,782	15,906
Profit with differentiated rates or untaxed	(223,079)	(83,917)	(126,328)	(495,666)
Transfer pricing adjustment		(7,141)	8,574	(1,757)
Tax loss carryforwards without recognizing deferred taxes	(2,310)	(17,449)	12,150	(3,183)
Indebtdness limit	(14,685)	(31,502)	(4,599)	(12,439)
Unrecorded deferred taxes on temporary differences	(715)	(2,360)	(625)	1,659
(Losses)/Reversal for deferred income and social contribution tax credits	780,004	1,205,869	(415,916)	638,481
Deferred taxes on foreign profit	(483)	(792)	(188)	(205)
Tax incentives	26,643	7,164	6,953	(4,853)
Deferred tax on exchange variation in shareholders' equity		(43,667)		(43,667)
Interest on equity	16,460		16,460
Other permanent deductions (additions)	(10,450)	(2,631)	(13,784)	4,406
Income tax and social contribution in profit for the period	359,449	(161,249)	(300,754)	(237,960)
Effective tax rate	-48%	4%	-53%	24%

				Parent company
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Profit before income tax and social contribution	(961,440)	3,126,953	(991,910)	810,269
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	326,890	(1,063,164)	337,249	(275,491)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	743,919	159,023	226,220	(393,617)
Indebtdness limit	(14,685)	(31,502)	(4,599)	(12,439)
(Losses)/Reversal for deferred income and social contribution tax credits	780,004	1,205,869	(415,916)	638,481
Deferred tax on exchange variation in shareholders' equity		(43,667)		(43,667)
Interest on equity	(115,474)		(115,474)
Other permanent deductions (additions)	(14,661)	336	(28,528)	(2,001)
Income tax and social contribution in profit for the period	1,705,993	226,895	(1,048)	(88,734)
Effective tax rate	177%	-7%	0%	11%

15.b) Deferred income tax and social contribution:

Deferred income tax and social contribution are calculated on income tax and social contribution losses and the corresponding temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

				Consolidated
	Opening balance	Movement			Closing balance
	12/31/2018	Shareholders' Equity	P&L	Others	09/30/2019

Deferred
Income tax losses	959,240		705,194	6,088	1,670,522
Social contribution tax losses	367,358		253,873	2,380	623,611
Temporary diferences	(1,838,935)	(3,468)	661,579	(8,468)	(1,189,292)
Provision for tax. social security, labor, civil and environmental risks	267,237		(64,117)		203,120
Provision for environmental liabilities	67,143		(3,772)		63,371
Asset impairment losses	81,341		(8,824)		72,517
Inventory impairment losses	38,760		(2,924)		35,836
(Gains)/losses on financial instruments	(3,319)		3,855		536
(Gains)/losses on financial assets measured through profit or loss	363,095		135,966		499,061
Actuarial liability (pension and healthcare plan)	276,032	(31,925)	514		244,621
Accrued supplies and services	95,644		13,528		109,172
Allowance for doubtful debts	61,415		(8,503)		52,912
Unrealized exchange variation (1)	1,010,532		(63,563)		946,969
Gain upon loss of control in Transnordestina	(92,180)				(92,180)
Cash flow hedge accounting	490,041	111,216			601,257
Acquisition at fair value of SWT and CBL	(172,114)	(52,512)	18,182		(206,444)
Deferred taxes not computed	(252,940)		(5,112)	(8,858)	(266,910)
Estimated (losses)/reversals for deferred income tax and social contribution credits.	(3,086,572)	(79,291)	780,004	390	(2,385,469)
Business Combination	(1,030,812)		5,609		(1,025,203)
Others	47,762	49,044	(139,264)		(42,458)
Total	(512,337)	(3,468)	1,620,646		1,104,841

Total Deferred Assets	89,394				1,729,424
Total Deferred Liabilities	(601,731)				(624,583)
Total Deferred	(512,337)				1,104,841

(1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

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				Parent Company
	Opening balance	Movement			Closing balance
	12/31/2018	Shareholders' Equity	P&L	Others	09/30/2019

Deferred
Income tax losses	834,141		701,152	(287)	1,535,006
Social contribution tax losses	322,283		252,415	(103)	574,595
Temporary diferences	(1,173,858)		752,415	390	(421,053)
Provision for tax. social security, labor, civil and environmental risks	210,382		(65,902)		144,480
Provision for environmental liabilities	64,906		(5,330)		59,576
Asset impairment losses	57,444		(8,515)		48,929
Inventory impairment losses	15,326		134		15,460
(Gains)/losses on financial instruments	(3,319)		3,855		536
(Gains)/losses on financial assets measured through profit or loss	363,095		135,966		499,061
Actuarial liability (pension and healthcare plan)	279,132	(31,925)	514		247,721
Accrued supplies and services	84,509		13,974		98,483
Allowance for doubtful debts	45,565		(7,625)		37,940
Unrealized exchange variation (1)	1,014,309		(59,997)		954,312
Gain upon loss of control in Transnordestina	(92,180)				(92,180)
Cash flow hedge accounting	490,041	111,216			601,257
Estimated (losses)/reversals for deferred income tax and social contribution credits.	(3,086,572)	(79,291)	780,004	390	(2,385,469)
Business Combination	(699,383)				(699,383)
Deferred income tax and social contribution over CGPAR Business combination.	(22,609)				(22,609)
Others	105,496		(34,663)		70,833
Total	(17,434)		1,705,982		1,688,548

Total Deferred Assets					2,512,459
Total Deferred Liabilities	(17,434)				(823,911)
Total Deferred	(17,434)				1,688,548

 (1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

In its corporate structure the Company has foreign subsidiaries whose profits are subject to income tax in the countries where they were established at rates lower than those prevailing in Brazil. In the period from 2014 and 2019, these foreign subsidiaries generated profits amounting to R$1,035,479. If the tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, these, if due, would total approximately R$327,759.

The Company, based on its legal counsel’s opinion, assessed as possible the likelihood of loss in the event of challenge by the tax authorities and, therefore, no provision was recognized in the financial statements.

A sensitivity analysis of tax credit was performed considering a variation of macroeconomics assumptions, operating performance and liquidity events. In this way, considering the results of studies performed, which indicates that it is probable that there will be taxable income to use the deferred income and social contribution taxes balance, we estimate the realization installments of deferred assets, detailing year by year for the first five years.

The estimated recovery of deferred tax assets of IRPJ and CSLL, is as follows:

In millions of reais	Consolidated	Parent Company
2020	238	238
2021	721	721
2022	946	946
2023	607	607
Subtotal	2,512	2,512

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15.c) Income statement and social contribution recognized in the shareholders’ equity

The income statement and social contribution recognized directly in the shareholder’s equity are demonstrated below:

	Consolidated		Parent Company
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Income tax and social contribution
Actuarial gains on defined benefit pension plan	144,864	176,700	148,123	180,048
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(148,123)	(180,048)	(148,123)	(180,048)
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	601,257	490,041	601,257	490,041
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(601,257)	(490,041)	(601,257)	(490,041)
	(328,609)	(328,698)	(325,350)	(325,350)

15.d) Impairment test - Deferred taxes

The Company's management constantly evaluates the ability to use its tax credits. In this direction, CSN periodically updates a technical study to demonstrate if the generation of future taxable profits support the realization of tax credits and, consequently support the realization of tax credits, the maintenance on the balance sheet or the constitution of a provision for loss in the realization of these credits.

This study is prepared at Entity level, in accordance with the Brazilian tax legislation, and is performed considering the Parent company’s projections, which is the entity that generates a significant amount of tax credits, mainly, temporary differences. The parent company covers the following businesses:

• Steel Brazil (steel); and

• Cement;

The deferred tax assets on tax losses and temporary differences refers mainly to the following:

	Nature	Description
Tax losses

The Company incur tax losses at the parent company level, because of financial expenses over its leverage, since it holds substantially all loans and financings of CSN group and presented a taxable income in 2018.

Temporary differences	Foreign exchange differences

Since 2012 the Company opted for the taxation of exchange differences on a cash basis. As a result of the cash basis tax treatment, taxes are only due, and expenses are only deductible at the time of debt settlement.

	Losses on Usiminas shares	The losses on Usiminas shares are recognized on an accrual basis, but the taxable event will occur only at the time of divestment.
Other provisions

Various accounting provisions are recognized on an accrual basis, but their taxation occurs only at the time of its realization, such as provisions for contingencies, impairment losses, environmental liabilities, etc.

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The study prepared is based on the Company business plan of on a long-term basis, reasonably estimated by management and considered several scenarios which vary according to different macroeconomic and operating assumptions.

The model for projection of taxable profit considers two main indicators:

•        Pre-Tax Profit, reflecting our projected EBITDA plus depreciation, other income and expenses and financial income (expenses); and

•        Taxable Profit, which is our pre-tax profit plus (minus) expenses and income items that are taxable at a time different from the time obtained on an accrual basis (temporary differences).

In addition, a sensitivity analysis of tax credits utilization considering a variation in macroeconomic assumptions, operational performance and liquidity events took place.

A significant aspect to be considered in the analysis is the fact that CSN has presented recent tax losses mainly due to the deterioration of the Brazilian political and macroeconomic environment, as well as the growth of its financial leverage. These two aspects combined led to an unbalance between the financial and operating results of the Parent company.

Within this context, the Company works with a business plan to rebalance between the financial and operating results of the Parent company, whose main measures are:

•        Expansion of disinvestment efforts;

•        Reduction of financial leverage;

•        Improvement in operating results due to increased sales volume, better prices of its products and efficiency in controlling production costs and

•        Reprofiling of the Parent company's indebtedness, with negotiations to extend the amortization periods and decentralization of debt through redirection of contracts to subsidiaries according to the nature and application of resources.

With the measures already in execution, the Company's management expects to retake high profitability rates. Accordingly, management considers that the gradual recognition of tax credits, using at first a time of projections of less than 10 years, better reflects the expectation of utilization of the credits recognized in the Company's tax books. Because of the study, the Company reversed as of September 30, 2019 R$ 1,615,279 of the loss recorded in previous years, with a balance of deferred fixed assets recognized in the amount of R$ 2,512,459 in the Parent Company, as of September 30, 2019.

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16.    PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

 Are being discussed in the competent spheres, actions and complaints of various natures. The details of the provisioned amounts and the related judicial deposits are presented below:

			Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Tax	120,415	118,490	59,877	46,321	49,809	48,789	39,391	27,493
Social security	18,516	70,084		50,898	17,942	67,978		50,898
Labor	302,834	362,228	225,850	214,625	216,156	277,590	166,557	162,870
Civil	175,415	210,264	49,846	22,024	141,752	180,546	38,308	11,871
Environmental	42,177	31,390	3,651	1,900	35,659	28,030	2,161	1,900
Deposit of a guarantee			12,460	12,182				563
	659,357	792,456	351,684	347,950	461,318	602,933	246,417	255,595

Classification
Current	105,901	106,503			60,747	64,856
Non-current	553,456	685,953	351,684	347,950	400,571	538,077	246,417	255,595
	659,357	792,456	351,684	347,950	461,318	602,933	246,417	255,595

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended September 30, 2019 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2018	Additions	Accrued charges	Net utilization of reversal	09/30/2019
Tax	118,490	16,892	3,221	(18,188)	120,415
Social security	70,084	2,550	481	(54,599)	18,516
Labor	362,228	25,742	45,286	(130,422)	302,834
Civil	210,264	34,929	13,810	(83,588)	175,415
Environmental	31,390	6,996	4,567	(776)	42,177
	792,456	87,109	67,365	(287,573)	659,357

					Parent Company
					Current + Non-current
Nature	12/31/2018	Additions	Accrued charges	Net utilization of reversal	09/30/2019
Tax	48,789	15,528	1,064	(15,572)	49,809
Social security	67,978	1,976	481	(52,493)	17,942
Labor	277,590	14,589	27,726	(103,749)	216,156
Civil	180,546	32,004	7,373	(78,171)	141,752
Environmental	28,030	4,560	3,845	(776)	35,659
	602,933	68,657	40,489	(250,761)	461,318

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax provision is subject to SELIC (Central Bank’s policy rate).

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▪   Possible administrative and judicial proceedings

The table below shows a summary of the main matters classified as possible risk compared with the balances as of September 30, 2019 and December 31, 2018.

	Consolidated
	09/30/2019	12/31/2018
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution - Capital gain on sale of Namisa's shares	12,269,908	11,812,071
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa.	3,830,452	3,722,888
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	2,227,993	2,165,088
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010 and 2011	1,944,471	1,891,149
Tax foreclosures - ICMS - Electricity credits	1,010,866	974,479
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,715,213	1,481,382
Disallowance of the ICMS credits - Transfer of iron ore	548,968	529,607
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	306,663	294,527
Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	532,823	516,583
Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad	251,998	243,007
CFEM – difference of understanding between CSN and DNPM on the calculation basis	324,455	311,582
Assessment Notice- ICMS- questions about sales for incentive area	1,003,404	976,438
Other tax lawsuits (federal, state, and municipal)	3,663,229	3,625,167
Social security lawsuits	306,092	287,823
Enforcement action applied by Brazilian antitrust authorities (CADE)		101,683
Other civil lawsuits	1,131,822	922,171
Labor and social security lawsuits	1,540,288	1,537,078
Tax foreclosures – Fine – Volta Redonda IV	83,061	75,530
Annulment action – INEA fine – Paraíba do Sul river	17,035
Other environmental lawsuits	196,020	144,235
	32,904,761	31,612,488

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The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

17.    PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The information on provision for environmental liabilities and asset retirement obligations has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2018 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of September 30, 2019.

The balance of the provision for environmental liabilities and asset retirement obligation (ARO) is as follows:

		Consolidated		Parent Company
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Environmental liabilities	186,051	198,386	175,225	191,216
Asset retirement obligations	103,592	83,380	783	668
	289,643	281,766	176,008	191,884

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18.    RELATED-PARTY BALANCES AND TRANSACTIONS

The information on related-party transactions has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2018.

18.a) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•      By transaction

	Current		Non-current		Total
	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Assets
Trade receivables (note 6)	184,139	93,317			184,139	93,317
Dividends receivable (note 8)	46,171	46,171			46,171	46,171
Actuarial asset (note 8)			81,172	99,894	81,172	99,894
Financial investments/ investments	97,814	92,332			97,814	92,332
Loans (note 8)	2,833	2,675	833,194	706,605	836,027	709,280
Other receivables (note 8)	2,205	3,649	275,066	218,840	277,271	222,489
	333,162	238,144	1,189,432	1,025,339	1,522,594	1,263,483
Liabilities
Other payables (Note 14)
Accounts payable	22,759	29,286	85,075	96,629	107,834	125,915
Provision for consumption and services	756	6,213			756	6,213
Trade payables	292,319	135,801			292,319	135,801
Actuarial liabilities			7,982	7,982	7,982	7,982
	315,834	171,300	93,057	104,611	408,891	275,911

	09/30/2019	09/30/2018
P&L
Revenues
Sales	854,813	938,286
Interest (note 24)	60,344	47,954
Expenses
Purchases	(1,478,875)	(965,726)
Foreing exchange and monetary variations, net	(6,661)	16,580
	(570,379)	37,094

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•      By company

	Consolidated
	Asset			Liabilities			P&L
	Current	Non-Current	Total	Circulante	Non-Current	Total	Sales	Purchases	Financial income (expenses), net	Exchange rate variations, net	Total

Joint-venture and Joint-operation
Itá Energética S.A.				2,159		2,159
MRS Logística S.A.	46,171		46,171	98,117	85,075	183,192		(816,778)			(816,778)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	5		5	76,800		76,800	20	(180,417)			(180,397)
Transnordestina Logística S.A (1)	499	1,097,263	1,097,762				262	(10,990)	45,032		34,304
	46,675	1,097,263	1,143,938	177,076	85,075	262,151	282	(1,008,185)	45,032		(962,871)
Other related parties
CBS Previdência		81,172	81,172		7,982	7,982
Banco Fibra (2)	97,812		97,812						15,124	(6,661)	8,463
Usiminas	1,444		1,444	123,891		123,891		(385,400)			(385,400)
Panatlântica (3)	140,400		140,400	13,803		13,803	786,846	(75,618)			711,228
Vicunha Ind de Implementos							146	(238)			(92)
Outras related parties	1,982		1,982	1,064		1,064	2,469	(9,434)			(6,965)
	241,638	81,172	322,810	138,758	7,982	146,740	789,461	(470,690)	15,124	(6,661)	327,234
Associates
Arvedi Metalfer do Brasil S.A.	44,849	10,997	55,846				65,070		188		65,258
Total at 09/30/2019	333,162	1,189,432	1,522,594	315,834	93,057	408,891	854,813	(1,478,875)	60,344	(6,661)	(570,379)
Total em 12/31/2018	238,144	1,025,339	1,263,483	171,300	104,611	275,911
Total at 09/30/2018							938,286	(965,726)	47,954	16,580	37,094

1.     Transnordestina Logística S.A: Assets: Refers mainly to loan agreements in R$: average rate interest from 126,98% of the CDI. As of September 30, 2019, the loans amounted to R$833,195 (R$706,605 as of December 31, 2018).

2.     Banco Fibra S.A: Assets: Refers mainly to Eurobond from Fibra Bank with maturity in February 2028.

3.     Panatlântica: Receivables from the sale of steel products.

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•      By transaction

	Parent Company
	Current		Non current		Total
	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Assets
Trade receivables (1) (note 6)	1,019,196	906,865			1,019,196	906,865
Dividends receivable (Note 8)	24,154	259,186			24,154	259,186
Actuarial asset (note 8)			70,717	85,415	70,717	85,415
Loans (note 8)	24,452	22,807	799,155	588,285	823,607	611,092
Financial investments / Investments (2)	105,391	99,109	76,779	103,640	182,170	202,749
Other receivables (3) (note 8)	16,704	15,395	528,458	458,177	545,162	473,572
	1,189,897	1,303,362	1,475,109	1,235,517	2,665,006	2,538,879
Liabilities
Borrowings and financing
Prepayment (note 12)	647,655	1,363,140	5,810,026	4,250,264	6,457,681	5,613,404
Intercompany Bonds (nota 12)	10,562	2,395	387,289	360,356	397,851	362,751
Intercompany Loans (note 12)	1,524,816	1,704,888	2,146,634		3,671,450	1,704,888
	2,183,033	3,070,423	8,343,949	4,610,620	10,526,982	7,681,043
Other payables (Note 14)
Accounts payable	8,437	8,060		14,501	8,437	22,561
Provision for consumption and services	347,646	299,996			347,646	299,996
Trade payables	700,444	344,076			700,444	344,076
Actuarial liabilities			7,982	7,982	7,982	7,982
	1,056,527	652,132	7,982	22,483	1,064,509	674,615

	09/30/2019	09/30/2018
P&L
Revenues
Sales/Others	2,298,339	2,444,553
Interest (note 24)		42,558
Exclusive funds (note 24)	1,332	741
Other operational revenues (expenses)		101,324
Expenses
Purchases	(1,987,465)	(1,499,607)
Interest (note 24)	(182,175)	(308,309)
Foreing exchange and monetary variations, net	(774,165)	(1,412,964)
	(644,134)	(631,704)

1.     Receivables from sales of goods and services between the parent company, subsidiaries and joint ventures.

2.     Assets: Financial investments classified in current total, are investments in exclusive funds and in the Fibra Bank. In noncurrent refers to investments in Usiminas shares classified as fair value through profit or loss.

3.     Noncurrent: Refers mainly to advance for future capital increase, dividends receivable and receivables from acquisition of debentures.

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•      By company

	Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales/Others	Purchases	Other operational income/expenses	Financial income/expenses, net	Exchange rate variations, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	275,818	121,336	397,154	10,245		10,245	558,438	(58,905)				499,533
Estanho de Rondônia S.A.	23,215	11,495	34,710	1,196		1,196		(30,613)		1,457		(29,156)
Sepetiba Tecon S.A.	12,252	106,700	118,952	30,971		30,971		(47,186)		82		(47,104)
Minérios Nacional S.A.	18		18	25		25	52	(41)				11
CSN Mineração S.A. (2)	90,863		90,863	364,758		364,758	73,788	(827,416)				(753,628)
CSN Energia S.A.				70,074		70,074		(135,370)				(135,370)
Ferrovia Transnordestina Logística S.A.		83,155	83,155				1,308	(344)		1,022	(72)	1,914
Companhia Siderúrgica Nacional, LLC (3)	289,025		289,025	352,396		352,396	577,562	(28,750)			(24,440)	524,372
CSN Resources S.A. (4)				638,916	5,076,761	5,715,677				(206,182)	(404,077)	(610,259)
CSN Steel Corp				15,164	928,407	943,571				(26,546)	(17,232)	(43,778)
Lusosider Aços Planos, S.A.	194,665		194,665	1		1	297,768					297,768
CSN Islands XI Corp. (5)				26,724	1,805,560	1,832,284					(114,849)	(114,849)
CSN Islands XII Corp. (6)				1,496,282	250,224	1,746,506					(195,021)	(195,021)
Companhia Florestal do Brasil	1,103	50	1,153
CSN Steel Holdings 1, S.L.U.				1,486	70,749	72,235				(1,486)	(2,925)	(4,411)
CSN Productos Sider. S.L.				4,459	212,248	216,707				(4,459)	(8,888)	(13,347)
	886,959	322,736	1,209,695	3,012,697	8,343,949	11,356,646	1,508,916	(1,128,625)		(236,112)	(767,504)	(623,325)
Joint-venture and Joint-operation
MRS Logística S.A.	23,091		23,091	19,892		19,892		(253,434)				(253,434)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	5		5	69,049		69,049	20	(140,620)				(140,600)
Transnordestina Logística S.A. (7)	1	1,004,877	1,004,878							39,584		39,584
	23,097	1,004,877	1,027,974	88,941		88,941	20	(394,054)		39,584		(354,450)
Other related parties
CBS Previdência		70,717	70,717		7,982	7,982
Banco Fibra	97,075		97,075							14,166	(6,661)	7,505
Usiminas	185		185	123,891		123,891		(385,400)				(385,400)
Panatlântica (8)	140,400		140,400	13,803		13,803	786,789	(75,618)				711,171
Vicunha Ind. de Implementos								(238)				(238)
Other related parties	1,982		1,982	228		228	2,614	(3,530)				(916)
	239,642	70,717	310,359	137,922	7,982	145,904	789,403	(464,786)		14,166	(6,661)	332,122
Associates
Arvedi Metalfer do Brasil S.A.	31,882		31,882							188		188

Exclusive funds
Diplic, Caixa Vertice, VR1, BB Steel (9)	8,317	76,779	85,096							1,331		1,331
Total at 09/30/2019	1,189,897	1,475,109	2,665,006	3,239,560	8,351,931	11,591,491	2,298,339	(1,987,465)		(180,843)	(774,165)	(644,134)
Total at 12/31/2018	1,303,362	1,235,517	2,538,879	3,722,555	4,633,103	8,355,658
Total at 09/30/2018							2,444,553	(1,499,607)	101,324	(265,010)	(1,412,964)	(631,704)

1.       Companhia Metalúrgica Prada: Refers mainly to receivables in the amount of R$275,818 (R$254,464 as of December 31,2018), and debentures from the indirect subsidiary CBL in the amount of R$121,336 (R$121,336 as of December 31,2018).

2.       CSN Mineração:

Liabilities: Payables from purchases of iron ore and port services in the amount of R$90,863 (119,952 as of December 31,2018).

3.       Companhia Siderurgica Nacional, LLC: Receivables of R$289,025 (R$357,257 as of December 31, 2018), related to sale of steel for resale. Current liabilities refers mainly a commission expenses and logistics in the operations of sales steel to resale in the amount of R$ 352,396 (R$298,866 as of December 31,2018).

4.       CSN Resources SA: Prepayment contracts in dollar and Fixed Rate Notes. As of September 30, 2019, the loans amounted to R$5,715,677 (R$4,961,357 as of December 31, 2018).

5.       CSN Islands XI Corp.: Intercompany contracts in US dollars. As of September 30, 2019, the loans amounted to R$1,832,284 (R$179,677 as of December 31, 2018).

6.     CSN Islands XII Corp.: Refers mainly to Intercompany contracts in dollar. As of September 30, 2019, the loans amounted to R$1,746,506 (R$1,525,211 as of December 31, 2018).

7.     Transnordestina Logística S.A: noncurrent assets: refers to loan agreements in the amount of R$729,813 (R$588,285 as of December 31,2018) and advance for future capital increase in the amount of R$275,066 (R$218,840 as of December 31,2018).

8.       Panatlântica: current assets: refers to accounts receivable for the supply of flat steel in the amount of R$140,400 (R$53,027 on December 31, 2018).

9.     Exclusive funds: Current assets: Refers to investments in government securities and CDBs, in the amount of R$8,317 (R$6,989 as of December 31,2018).  Noncurrent assets: Refers to Usiminas S.A. shares in the amount of R$76,779 (R$103,640 as of December 31,2018). The funds VR1 and Diplic II are managed by Taquari Asset.

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19.b) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of September 30, 2019.

	09/30/2019	09/30/2018
	Statement of income
Short-term benefits for employees and officers	30,883	28,537
Post-employment benefits	81	79
	30,964	28,616

 18.c) Garantees

The Company is the guarantor or is liable for the guarantees given to its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Transnordestina Logísitca	R$	Up to 09/19/2056 and indefinite	2,428,194	2,108,917	36,244	35,336	8,499	8,231	2,472,937	2,152,484

FTL - Ferrovia Transnordestina	R$	Up to 04/01/2021	26,430	62,407					26,430	62,407

Cia Metalurgica Prada	R$	Indefinite			457	333	2,783	11,942	3,240	12,275

CSN Energia	R$	Up to 11/26/2023 and indefinite			6,238	2,829	1,920	1,920	8,158	4,749

CSN Mineração	R$	Up to 12/21/2024	1,407,363	1,407,363					1,407,363	1,407,363

Estanho de Rondônia	R$	7/15/2022	3,153	3,153					3,153	3,153

Minérios Nacional S.A.	R$	Up to 09/10/2021	7,305	7,305					7,305	7,305

Total in R$			3,872,445	3,589,145	42,939	38,498	13,202	22,093	3,928,586	3,649,736

CSN Islands XI	US$	9/21/2019	-	547,094					-	547,094

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	Up to 04/17/2026	1,958,603	1,402,906					1,958,603	1,402,906

Total in US$			2,958,603	2,950,000					2,958,603	2,950,000

CSN Steel S.L.	EUR	1/31/2020	24,000	48,000					24,000	48,000

Lusosider Aços Planos	EUR	Indefinite	50,000	75,000					50,000	75,000

Total in EUR			74,000	123,000					74,000	123,000
Total in R$			12,656,951	11,976,657					12,656,951	11,976,657
			16,529,396	15,565,802	42,939	38,498	13,202	22,093	16,585,537	15,626,393

19.    SHAREHOLDERS’ EQUITY

19.a) Paid-in capital

Fully subscribed and paid-in capital as of September 30, 2019 and December 31, 2018 is R$4,540,000 represented by 1,387,524,047 book-entry common shares without par value. Each common share entitles to one vote in resolutions of the General Meeting.

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19.b) Authorized capital

The Company’s bylaws in effect as of September 30, 2019 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

19.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6404/76, up to the ceiling of 20% of the share capital.

19.d) shareholder structure

As of September 30, 2019, the Company’s shareholder structure was as follows:

			09/30/2019			12/31/2018
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	679,522,254	48.97%	49.24%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.22%	58,193,503	4.19%	4.22%
NYSE (ADRs)	264,016,103	19.03%	19.13%	284,152,319	20.48%	20.59%
Other shareholders	378,382,687	27.27%	27.41%	358,246,471	25.82%	25.95%
Outstanding shares	1,380,114,547	99.47%	100.00%	1,380,114,547	99.47%	100.00%
Treasury shares	7,409,500	0.53%		7,409,500	0.53%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

 (*) Controlling group companies.

19.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Sale of shares		Balance in treasury
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015							30,391,000
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable			22,981,500	(1)	7,409,500

 (*) There was no share buyback in this program.

1. In April 2018, the Board of Directors authorized the sale of up to 30,391,000 common shares held in treasury. Until the end of the program, 22,981,500 shares were sold for R$ 213,494. The Company. The Company recognized a profit on the sale of the shares in the amount of the amount of R$ 32,690.

As of September 30, 2019, the position of the treasury shares was as follows:

Quantity purchased (in units)	Amount	Share price			Share
	paid for				market price
	the shares	Minimum	Maximum	Average	as of 09/30/2019 (*)
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 98,028

 (*) The average quotation as of September 30, 2019 in the amount R$ 13.23 per share was used.

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19.f) Policy on investments and payment of interest on equity and dividends

The Company adopts a profit distribution policy which, in compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the allocation of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

19.g) Earnings/(loss) per share:

Basic earnings/(loss) per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

	Parent Company
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
	Common shares		Common shares
(Loss) profit for the year	744,553	3,353,848	(992,958)	721,535
Weighted average number of shares	1,380,114,547	1,366,272,877	1,380,114,547	1,375,312,269
Basic and diluted EPS	0.53949	2.45474	(0.71948)	0.52463

The Company does not hold potential dilutable ordinary shares outstanding that could result in dilution of earnings per share

20.    PAYMENT TO SHAREHOLDERS

The Company's bylaws provide for the distribution of minimum dividends of 25% of adjusted net income under the law, to the holders of its shares.

At the Annual General Meeting held on April 26, 2019, the payment of the minimum mandatory dividend for the year 2018 was approved, amounting to R$898,332, corresponding to R$ 0.650910577222 per share. Dividends were paid as of May 29, 2019, without monetary adjustment, according Notice to Shareholders disclosed on May 27, 2019.

The Board of Directors' Meeting held on September 18, 2019 approved the distribution of interim dividends based on the profits earned on the balance sheet as of June 30, 2019 in the amount of R$ 412,659, corresponding to R$ 0.299003394462 per share. Dividends were paid as of September 30, 2019, without monetary adjustment, according Notice to Shareholders disclosed on the date of approval.

Dividends are calculated in accordance with the Company's Bylaws and in accordance with the Brazilian Corporate Law.

In 2019, the distributions of dividends and interest on equity were approved as follows:

	Parent Company	Consolidated
Dividend	1,310,991	1,773,093
Interest on equity		48,413
	1,310,991	1,821,506

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In 2019, dividends and interest on equity were paid as follows:

	Dividend	Interest on equity	TOTAL
Controlling shareholders	1,310,679		1,310,679
Non-controlling shareholders (*)	462,102	48,413	510,515
	1,772,781	48,413	1,821,194

(*) Refers to dividends and interest on equity distributed to minority shareholders of CSN Mineração.

21.    NET SALES REVENUE

Net sales revenue is comprised as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Gross revenue
Domestic market	10,620,045	10,916,113	3,486,516	4,117,311
Foreign market	10,857,844	8,692,589	3,367,342	3,028,884
	21,477,889	19,608,702	6,853,858	7,146,195
Deductions
Sales returns and discounts	(212,162)	(172,123)	(77,153)	(53,893)
Taxes on sales	(2,353,126)	(2,518,626)	(770,312)	(927,313)
	(2,565,288)	(2,690,749)	(847,465)	(981,206)
Net revenue	18,912,601	16,917,953	6,006,393	6,164,989

	Parent Company
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Gross revenue
Domestic market	10,165,242	10,382,252	3,312,997	3,895,896
Foreign market	894,635	1,504,102	144,722	378,993
	11,059,877	11,886,354	3,457,719	4,274,889
Deductions
Sales returns and discounts	(203,378)	(146,394)	(73,675)	(45,702)
Taxes on sales	(2,177,268)	(2,317,004)	(708,845)	(857,634)
	(2,380,646)	(2,463,398)	(782,520)	(903,336)
Net revenue	8,679,231	9,422,956	2,675,199	3,371,553

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22.    EXPENSES BY NATURE

				Consolidated
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Raw materials and inputs	(5,519,570)	(5,276,706)	(1,813,582)	(1,872,602)
Labor cost	(2,066,609)	(2,025,346)	(735,982)	(700,028)
Supplies	(1,491,035)	(1,300,366)	(530,095)	(470,126)
Maintenance cost (services and materials)	(1,001,429)	(932,177)	(314,940)	(336,171)
Outsourcing services	(1,759,499)	(1,712,794)	(598,184)	(543,379)
Freight	(1,143,585)	(1,177,716)	(356,084)	(527,622)
Depreciation, amortization and depletion	(989,931)	(890,316)	(352,120)	(273,530)
Others	(675,435)	(620,119)	(236,703)	(250,161)
	(14,647,093)	(13,935,540)	(4,937,690)	(4,973,619)

Classified as:
Cost of sales	(12,834,121)	(12,107,201)	(4,370,357)	(4,298,540)
Selling expenses	(1,429,593)	(1,497,306)	(429,836)	(569,294)
General and administrative expenses	(383,379)	(331,033)	(137,497)	(105,785)
	(14,647,093)	(13,935,540)	(4,937,690)	(4,973,619)

	Parent Company
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Raw materials and inputs	(5,182,819)	(4,241,551)	(1,625,282)	(1,561,255)
Labor cost	(992,909)	(990,083)	(385,696)	(357,102)
Supplies	(1,069,087)	(944,901)	(393,973)	(356,717)
Maintenance cost (services and materials)	(481,337)	(497,714)	(150,584)	(178,118)
Outsourcing services	(556,623)	(714,826)	(120,265)	(227,297)
Freight	(272,380)	(301,697)	(120,350)	(132,362)
Depreciation, amortization and depletion	(469,972)	(441,529)	(159,313)	(147,551)
Others	(25,920)	(35,554)	(9,259)	(24,555)
	(9,051,047)	(8,167,855)	(2,964,722)	(2,984,957)

Classified as:
Cost of sales	(8,473,275)	(7,518,935)	(2,765,033)	(2,773,360)
Selling expenses	(388,268)	(453,968)	(129,121)	(148,558)
General and administrative expenses	(189,504)	(194,952)	(70,568)	(63,039)
	(9,051,047)	(8,167,855)	(2,964,722)	(2,984,957)

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Additions to depreciation, amortization and depletion for the period were distributed as follows:

	Consolidated
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Production cost	965,331	870,360	343,661	267,090
Selling expenses	5,548	4,813	2,133	1,557
General and administrative expenses	19,052	15,143	6,326	4,883
	989,931	890,316	352,120	273,530
Other operational (*)	75,325	71,735	28,644	47,084
	1,065,256	962,051	380,764	320,614

	Parent Company
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Production cost	454,695	427,751	153,948	143,156
Selling expenses	4,388	3,617	1,721	1,162
General and administrative expenses	10,889	10,161	3,644	3,233
	469,972	441,529	159,313	147,551
Other operational (*)	11,919	1,488	8,681	1,488
	481,891	443,017	167,994	149,039

(*) Refers mainly to depreciation and amortization of paralyzed assets as described in note 23.

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23.    OTHER OPERATING INCOME (EXPENSES)

	Consolidated
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Other operating income
Indemnities	51,372	37,727	49,703	1,027
Rentals and leases	6,792	3,088	2,334	2,168
Dividends received	29,563	8,662	1,131	2,459
PIS and COFINS to compensate (1)	87,394	446,331		446,331
Contractual fines	2,733	3,615	847	586
Updated shares - VJR (Note 13II)	(365,305)	1,547,265	(245,835)	129,721
Gain on disposal of LLC		1,164,294		14,402
Other revenues	23,527	16,920	8,730	1,764
	(163,924)	3,227,902	(183,090)	598,458

Other operating expenses
Taxes and fees	(61,007)	(15,844)	(44,384)	(4,806)
Expenses with environmental liabilities, net	(49,165)	(36,622)	(25,430)	(11,153)
Write-off/(Provision) of judicial lawsuits	13,483	(16,029)	(20,118)	24,734
Contractual fines	(51,658)	(104,086)	(24,904)	(104,086)
Depreciation of equipment paralyzed and amortization of intangible assets (note 22)	(75,325)	(71,735)	(28,644)	(47,084)
Write- off PP&E and intangible assets (note 10)	(39,806)	(29,383)	(8,013)	(27,519)
Estimated (Loss)/reversal in inventories	(87,503)	(14,424)	(22,351)	(392)
Idleness in stocks and paralyzed equipment	(442,552)	(57,197)	(252,046)	(57,197)
Studies and project engineering expenses	(18,123)	(18,005)	(6,445)	(6,300)
Research and development expenses	(1,309)	(2,199)	(625)	(719)
Advisory expenses		(1,905)		(525)
Healthcare plan expenses	(90,480)	(80,880)	(32,940)	(32,246)
Reversal/(Provision) industrial reestructuring		(1,089)	(871)	2,290
Cash flow hedge accounting realized (Note 13 b)	(632,681)	(196,783)	(186,022)	(183,051)
Actuarial Pension Plan	(1,512)
Other expenses	(118,945)	(49,852)	(26,717)	35,263
	(1,636,583)	(710,737)	(679,510)	(420,325)
Other operating income (expenses), net	(1,800,507)	2,517,165	(862,600)	178,133

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		Parent Company
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Other operating income
Indemnities	10,768	14,467	9,131	967
Rentals and leases	6,517	2,788	2,184	2,048
Dividends received	29,563	8,091	1,131	2,458
PIS and COFINS to compensate (1)	87,394	446,331		446,331
Contractual fines	2,072	1,964	615	343
Updated shares - VJR (Note 13II)	(365,305)	1,547,265	(245,835)	129,721
Intercompany debt relief		1,310,886		1,310,886
Other revenues	2,039	5,138	1,592	441
	(226,952)	3,336,930	(231,182)	1,893,195

Other operating expenses
Taxes and fees	(37,062)	(7,779)	(33,098)	(3,766)
Expenses with environmental liabilities, net	(12,007)	(23,327)	(7,003)	(4,038)
Write-off/(Provision) of judicial lawsuits	30,195	(24,423)	(7,365)	15,100
Contractual fines	(51,658)		(24,904)
Depreciation of paralyzed equipment and amortization of intangible assets (Note 22)	(11,919)	(1,488)	(8,681)	(1,488)
Write- off PP&E and intangible assets (notes 10)	(18,324)	(13,201)	(3,292)	(13,187)
Estimated (Loss)/reversal in inventories	(23,255)	(11,297)	(4,632)	1,621
Studies and project engineering expenses	(17,230)	(16,354)	(4,927)	(6,434)
Research and development expenses	(1,309)	(2,199)	(625)	(719)
Cash flowh hedge accounting realized (Note 13b)	(632,681)	(196,783)	(186,022)	(183,051)
Healthcare plan expenses	(90,113)	(80,803)	(32,792)	(32,163)
Advisory expenses		(1,784)		(523)
Idleness in stocks and paralysed equipments	(418,251)	(15,655)	(251,178)	(15,655)
Actuarial pension plan	(1,512)
Other expenses	(60,915)	(67,191)	(8,253)	(5,801)
	(1,346,041)	(462,284)	(572,772)	(250,104)
Other operating income (expenses), net	(1,572,993)	2,874,646	(803,954)	1,643,091

(1)     Refers to non-inclusion of ICMS in the PIS and COFINS calculation basis.

(2)     Idleness in stocks: Due to the reforms in blast furnace 3, there was unused capacity in which the volume of production was below normal.

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24.    FINANCIAL INCOME (EXPENSES)

		Consolidated
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Financial income
Related parties (note 18 a)	60,344	47,954	20,243	17,721
Income from financial investments	78,059	82,375	27,388	30,850
Other income (1)	172,591	296,330	66,582	287,314
	310,994	426,659	114,213	335,885
Financial expenses
Borrowings and Financing - foreign currency	(842,448)	(731,515)	(307,587)	(272,340)
Borrowings and Financing - local currency	(687,179)	(773,227)	(223,055)	(253,580)
Lease liabilities	(36,430)		(19,017)
Capitalised interest (notes 10 and 28)	61,040	52,808	19,644	18,323
Interest, fines e late payment charges	(78,382)	(66,793)	(11,101)	(62,391)
Commission and bank fees	(132,359)	(134,469)	(44,494)	(46,218)
PIS/COFINS over financial income	(17,333)	(42,958)	(9,861)	(35,383)
Losses on derivatives (*) (note 13)	(7,664)		(7,664)
Other financial expenses	(205,507)	12,944	(68,928)	(19,858)
	(1,946,262)	(1,683,210)	(672,063)	(671,447)
Foreign exchange and monetary variation, net
Monetary variation, net	(3,901)	(21,637)	2,034	(1,815)
Exchange variation, net	(198,301)	(728,472)	(288,306)	(82,686)
Exchange variation on derivatives	4,621	667	4,048	(3,162)
	(197,581)	(749,442)	(282,224)	(87,663)

Financial income (expenses), net	(1,832,849)	(2,005,993)	(840,074)	(423,225)

Statement of gain and (losses) on derivative transactions
Dollar to euro swap	4,621	667	4,048	(3,162)
Swap CDI x Dollar (note 13)	(7,664)		(7,664)
	(3,043)	667	(3,616)	(3,162)

(1)     Refers mainly to the monetary adjustment of the recognition of the non-inclusion of ICMS in the PIS and COFINS calculation basis in the amount of R$ 139,316 as of September 30,2019 (R$ 278,707 as of September 30,2018).

	Consolidado		Parent Company
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Financial income
Related parties (note 18 a)	57,829	43,299	19,592	15,903
Income from financial investments	46,094	53,572	15,523	22,930
Other income	99,287	378,376	17,270	371,743
	203,210	475,247	52,385	410,576
Financial expenses
Borrowings and Financing - foreign currency	(223,711)	(182,585)	(67,453)	(82,567)
Borrowings and Financing - local currency	(607,879)	(675,201)	(197,718)	(222,715)
Related parties (note 18 a)	(238,672)	(308,309)	(87,219)	(85,772)
Lease liabilities	(2,029)		(406)
Capitalised interest (notes 10 and 28)	16,126	11,923	5,094	4,394
Losses on derivatives (*) (note 13)	(7,664)		(7,664)
Interest, fines e late payment charges	(74,294)	(3,113)	(9,947)	(2,307)
Commission and bank fees	(123,790)	(120,321)	(41,634)	(42,417)
PIS/COFINS over financial income	(9,241)	(25,449)	(2,069)	(19,988)
Other financial expenses	(36,253)	66,430	(17,678)	6,875
	(1,307,407)	(1,236,625)	(426,694)	(444,497)
Foreign exchange and monetary variation, net
Monetary variation, net	8,851	(9,144)	2,870	(1,920)
Exchange variation, net	(109,283)	(699,988)	(192,347)	(25,879)
	(100,432)	(709,132)	(189,477)	(27,799)

Financial income (expenses), net	(1,204,629)	(1,470,510)	(563,786)	(61,720)

Statement of gain and (losses) on derivative transactions
Swap CDI x Dollar (note 13)	(7,664)		(7,664)
	(7,664)		(7,664)

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25.    SEGMENT INFORMATION

The segment information has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2018. Therefore, management decided not to repeat it in this condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

	Nine months ended
	09/30/2019
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (*)	3,407,746	28,210,619					(2,695,819)
Net revenues
Domestic market	7,498,693	685,061	184,960	1,028,947	221,877	426,452	(1,855,996)	8,189,994
Foreign market	3,100,928	6,820,833					800,846	10,722,607
Total net revenue (note 21)	10,599,621	7,505,894	184,960	1,028,947	221,877	426,452	(1,055,150)	18,912,601
Cost of sales and services	(9,791,477)	(3,073,458)	(133,946)	(770,001)	(183,037)	(466,563)	1,584,361	(12,834,121)
Gross profit	808,144	4,432,436	51,014	258,946	38,840	(40,111)	529,211	6,078,480
General and administrative expenses	(605,472)	(143,020)	(25,985)	(78,120)	(21,595)	(67,114)	(871,666)	(1,812,972)
Depreciation (note 22)	471,676	342,202	23,427	287,744	13,079	96,551	(244,748)	989,931
Proportionate EBITDA of joint ventures							415,646	415,646
Adjusted EBITDA	674,348	4,631,618	48,456	468,570	30,324	(10,674)	(171,557)	5,671,085

Sales by geographic area
Asia	2,980	4,772,174					800,846	5,576,000
North America	635,722							635,722
Latin America	128,980							128,980
Europe	2,331,861	2,048,659						4,380,520
Others	1,385							1,385
Foreign market	3,100,928	6,820,833					800,846	10,722,607
Domestic market	7,498,693	685,061	184,960	1,028,947	221,877	426,452	(1,855,996)	8,189,994
Total	10,599,621	7,505,894	184,960	1,028,947	221,877	426,452	(1,055,150)	18,912,601

	Three months ended
	09/30/2019
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (*)	1,072,210	9,209,162					(387,919)
Net revenues
Domestic market	2,416,785	141,580	69,029	354,201	74,348	160,601	(539,890)	2,676,654
Foreign market	917,267	2,194,089					218,383	3,329,739
Total net revenue (note 21)	3,334,052	2,335,669	69,029	354,201	74,348	160,601	(321,507)	6,006,393
Cost of sales and services	(3,189,615)	(1,070,900)	(43,299)	(258,399)	(55,556)	(179,820)	427,232	(4,370,357)
Gross profit	144,437	1,264,769	25,730	95,802	18,792	(19,219)	105,725	1,636,036
General and administrative expenses	(198,426)	(50,974)	(8,663)	(26,451)	(7,501)	(24,734)	(250,584)	(567,333)
Depreciation (note 22)	159,255	138,292	2,337	97,090	4,397	33,277	(82,528)	352,120
Proportionate EBITDA of joint ventures							146,065	146,065
Adjusted EBITDA	105,266	1,352,087	19,404	166,441	15,688	(10,676)	(81,322)	1,566,888

Sales by geographic area
Asia	1,236	1,322,203					218,383	1,541,822
North America	207,877							207,877
Latin America	45,262							45,262
Europe	661,239	871,886						1,533,125
Others	1,653							1,653
Foreign market	917,267	2,194,089					218,383	3,329,739
Domestic market	2,416,785	141,580	69,029	354,201	74,348	160,601	(539,890)	2,676,654
Total	3,334,052	2,335,669	69,029	354,201	74,348	160,601	(321,507)	6,006,393

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	Nine months ended
	09/30/2018
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (*)	3,888,265	24,891,751					(3,823,122)
Net revenues
Domestic market	7,610,721	672,167	194,276	1,107,657	307,750	442,965	(1,950,807)	8,384,729
Foreign market	4,255,677	3,469,921					807,626	8,533,224
Total net revenue (note 21)	11,866,398	4,142,088	194,276	1,107,657	307,750	442,965	(1,143,181)	16,917,953
Cost of sales and services	(9,556,095)	(2,531,586)	(141,805)	(774,072)	(209,413)	(395,308)	1,501,078	(12,107,201)
Gross profit	2,310,303	1,610,502	52,471	333,585	98,337	47,657	357,897	4,810,752
General and administrative expenses	(718,718)	(102,843)	(26,766)	(72,805)	(21,027)	(64,662)	(821,518)	(1,828,339)
Depreciation (note 22)	459,533	278,171	14,724	193,075	12,944	88,747	(156,878)	890,316
Proportionate EBITDA of joint ventures							415,455	415,455
Adjusted EBITDA	2,051,118	1,785,830	40,429	453,855	90,254	71,742	(205,044)	4,288,184

Sales by geographic area
Asia	18,122	3,176,157					807,626	4,001,905
North America	1,318,242							1,318,242
Latin America	301,343							301,343
Europe	2,569,223	293,764						2,862,987
Others	48,747							48,747
Foreign market	4,255,677	3,469,921					807,626	8,533,224
Domestic market	7,610,721	672,167	194,276	1,107,657	307,750	442,965	(1,950,807)	8,384,729
Total	11,866,398	4,142,088	194,276	1,107,657	307,750	442,965	(1,143,181)	16,917,953

	Three months ended
	09/30/2018
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (*)	1,290,027	9,287,731					(1,137,925)
Net revenues
Domestic market	2,898,729	228,645	64,346	406,446	104,436	160,394	(677,592)	3,185,404
Foreign market	1,199,959	1,430,691					348,935	2,979,585
Total net revenue (note 21)	4,098,688	1,659,336	64,346	406,446	104,436	160,394	(328,657)	6,164,989
Cost of sales and services	(3,379,554)	(881,730)	(46,869)	(268,036)	(69,537)	(148,135)	495,321	(4,298,540)
Gross profit	719,134	777,606	17,477	138,410	34,899	12,259	166,664	1,866,449
General and administrative expenses	(220,858)	(36,523)	(8,259)	(24,199)	(7,120)	(23,288)	(354,832)	(675,079)
Depreciation (note 22)	154,186	69,730	5,597	64,632	4,315	28,215	(53,145)	273,530
Proportionate EBITDA of joint ventures							162,118	162,118
Adjusted EBITDA	652,462	810,813	14,815	178,843	32,094	17,186	(79,195)	1,627,018

Sales by geographic area
Asia	87	1,329,650					348,935	1,678,672
North America	279,335							279,335
Latin America	87,336							87,336
Europe	821,798	101,041						922,839
Others	11,403							11,403
Foreign market	1,199,959	1,430,691					348,935	2,979,585
Domestic market	2,898,729	228,645	64,346	406,446	104,436	160,394	(677,592)	3,185,404
Total	4,098,688	1,659,336	64,346	406,446	104,436	160,394	(328,657)	6,164,989

 (*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

•      Adjusted EBITDA

Adjusted EBITDA is the principal measurement through which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (expenses), income tax and social contribution, depreciation and amortization, equity in results, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other companies.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

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				Consolidated
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Net income (loss) for the year	1,110,569	3,428,346	(870,656)	752,164
Depreciation/Amortization/Depletion (note 22)	989,931	890,316	352,120	273,530
Income tax and social contribution (note 15)	(359,449)	161,249	300,754	237,960
Financial income (expenses) (note 24)	1,832,849	2,005,993	840,074	423,225
EBITDA	3,573,900	6,485,904	622,292	1,686,879
Other operating income (expenses) (note 23)	1,800,507	(2,517,165)	862,600	(178,133)
Equity in results of affiliated companies (note 9.b)	(118,968)	(96,010)	(64,069)	(43,846)
Proportionate EBITDA of joint ventures	415,646	415,455	146,065	162,118
Adjusted EBITDA (*)	5,671,085	4,288,184	1,566,888	1,627,018

 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be considered in the calculation of recurring operating cash generation.

26.    EMPLOYEE BENEFIT

The information related to employee benefits didn’t change compared to that disclosed in the Company’s financial statements as of December 31, 2018. Accordingly, management has decided not to repeat them in this interim financial information.

Actuarial calculations are updated at the end of each year by external actuarial and presented in the financial statements in accordance with CPC 33(R1) – Employee benefits and IAS 19 – Employee Benefits.

For the health plan there was a sporadic update dated September 30,2019.

Refers to the health plan created on December 1, 1996 exclusively to cover former employees retired until March 20, 1997 and their respective legal dependents. Since then, the health plan does not allow the inclusion of new participants. The plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	09/30/2019	12/31/2018
Present value of obligations	804,756	897,137
Liabilities	804,756	897,137

The reconciliation of health benefit liabilities is as follows:

	09/30/2019	12/31/2018
Actuarial liability at the beginning of the year	897,137	866,784
Expenses recognized in income for the year	41,274	85,748
Sponsor’s contributions transferred in prior year	(39,762)	(71,632)
Recognition of actuarial loss/(gain)	(93,893)	16,237
Actuarial liability at the end of the year	804,756	897,137

Actuarial gains and losses recognized in equity are as follows:

	09/30/2019	12/31/2018
Actuarial gain (loss) on obligation	(93,893)	16,237
Gain (loss) recognized in shareholders' equity	(93,893)	16,237

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The following is the weighted average life expectancy based on the mortality table used to determine actuarial obligations:

	09/30/2019	12/31/2018
Longevity at age of 65 for current participants
Male	19.55	19.55
Female	22.17	22.17

Longevity at age of 65 for current participants who are 40
Male	41.34	41.59
Female	41.34	45.30

The actuarial assumptions used to calculate post-employment health benefits were:

	09/30/2019	12/31/2018
Biometric and Demographic
General mortality table	AT 2000 aggravated in 20%	AT 2000 segregated by gender

Financial
Actuarial nominal discount rate	3.83%	9.62%
Inflation	3.50%	4.75%
Real increase in medical costs based on age (Aging Factor)	0,5% - 3,00% real a.a.	0.5% - 3.00% real a.a.
Nominal increase medical costs growth rate	6.86%	8.15%
Average medical cost (Claim cost)	1,054.65	1,054.65

27.    INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health, Vehicles Fleet, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Named Peril, Export Credit, Surety Bond and Port Operator’s Civil Liability.

In 2019, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued of Operational Risk of Property Damages and Loss of Profits, with effect from March 31, 2019 to March 31, 2020. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and deductibles in the amount of US$385 million for material damages and 45 days for loss of profits and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and Sepetiba Tecon.

The risk assumptions adopted, given their nature, are not within the scope of an audit of the financial statements, consequently not audited by our independent auditors.

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28.    ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

		Consolidated	Parent Company
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Income tax and social contribution paid (1)	957,084	201,124
Addition to PP&E with interest capitalization (notes 10 and 24)	61,040	52,808	16,126	11,923
Initial adoption CPC 06 – Right of use (note 14a)	640,989		61,072
Remeasurement – Right of use (note 14 a)	(142,040)		(12,072)
Acquisition of fixed assets without cash	56,609	10,670	25,187	1,746
Acquisition of fixed assets by auction	25,187
Capitalization in subsidiaries without cash			28,409	36,214
	1,598,869	264,602	118,722	49,883

(1) For calendar year 2019, the Company opted for taxation based on Quarterly Real Profit, based on art. 9,430/96, with the income tax and social contribution due payable in a single installment, until the last business day of the month following the end of each quarter.

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29.    STATEMENT OF COMPREHENSIVE INCOME

				Consolidated
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Profit for the year	1,110,569	3,428,346	(870,656)	752,164

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial (losses)/gains on defined benefit plan from investments in subsidiaries, net of taxes	95	95	32	32
Actuarial (losses)/gains on defined benefit pension plan	93,894
	93,989	95	32	32

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	36,700	(17,175)	64,636	(29,171)
Fair value through other comprehensive income		(1,559,680)
(Loss)/gain on the percentage change in investments	(1,995)	(105)
(Loss)/gain on cash flow hedge accounting	(959,789)	(1,724,818)	(1,038,192)	(372,883)
Realization on cash flow hedge accounting reclassified to income statement	632,681	196,783	186,022	183,051
(Loss)/gain on investments hedge in foreign subsidiaries	2,184	(32,196)	(4,411)	(7,263)
(Loss)/gain on business combination		(651)

	(290,219)	(3,137,842)	(791,945)	(226,266)

	(196,230)	(3,137,747)	(791,913)	(226,234)

Total comprehensive income for the period	914,339	290,599	(1,662,569)	525,930

Attributable to:
Controlling shareholders	548,317	216,095	(1,784,873)	495,299
Non-controlling shareholders	366,022	74,504	122,304	30,631
	914,339	290,599	(1,662,569)	525,930

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				Parent Company
	Nine months ended		Three months ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Profit for the year	744,553	3,353,848	(992,958)	721,535

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial (losses)/gains on defined benefit plan from investments in subsidiaries, net of taxes	89	89	30	30
Actuarial (losses)/gains on defined benefit pension plan	93,894
	93,983	89	30	30

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	36,700	(17,175)	64,636	(29,171)
Fair value through other comprehensive income		(1,559,680)
(Loss)/gain on the percentage change in investments	(1,995)	(105)
(Loss)/gain on cash flow hedge accounting	(959,789)	(1,724,818)	(1,038,192)	(372,883)
Realization on cash flow hedge accounting reclassified to income statement	632,681	196,783	186,022	183,051
(Loss)/gain on investments hedge in subsidiaries	2,184	(32,196)	(4,411)	(7,263)
(Loss)/gain on business combination		(651)

	(290,219)	(3,137,842)	(791,945)	(226,266)

	(196,236)	(3,137,753)	(791,915)	(226,236)

Total comprehensive income for the period	548,317	216,095	(1,784,873)	495,299

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 COMMENTS ON THE PERFORMANCE OF BUSINESS PROJECTIONS

Projections

The Company clarifies that the information disclosed in this item represents a mere estimate, hypothetical data and cannot be interpreted as a promise of performance by the Company and/or its Management. The projections listed below include market variables that are not under the Company’s control and, therefore, may change.

a)    Purpose of Projection

CSN estimates an adjusted annualized EBTIDA close to R$7,5 billion for 2019.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.0 times at the end of 2019.

CSN estimates iron ore sales volume to 40 million of tons (Mton) in 2019.

CSN estimates iron ore production volume at 33 million of tons (Mton) in 2019, 33 Mton in 2020, 31.2Mton in 2021, 36.6Mton in 2022 and 38Mton in 2023.

b)    Period and validity term of the projection.

For the year 2019, is projected an EBITDA close to R$7.5 billion. In turn, the validity term of the presented projection ends with the results being disclosed for the fiscal year ended December 31, 2019, that will be available to the market within the period established by the local authority.

In December 2019, CSN estimates a leverage measured by the ratio of net debt to adjusted EBTIDA close to 3.0 times, that will be available to the market at the end of 2019 period.

The projected period of iron ore sales comprehends the 2019 year and the annual volume will be available to the market in the financial statements to be published.

The projected period of iron ore production comprises 2019 to 2023 and the annual volumes will be available to the market in the financial statements to be published in each of the years.

c)    Assumptions of the projection, indicating which can be influenced by the issuer’s management and which are beyond its control.

All assumptions mentioned below are subject to the influence of external variables, which are beyond the control of the Company’s management. Therefore, in case of relevant changes in these assumptions, the Company may revise its estimates mentioned below, modifying them in comparison with those originally presented.

Adjusted EBITDA

The assumptions used to project the adjusted EBITDA close to R$7.5 billion for 2019, we estimate in the year iron ore prices levels (Platts – 62% Fe) above those estimated in 2018, when the reference indices close in average of US$ 69,46/ton. We consider it more feasible to maintain price levels (Platts - 62%) near US$ 90/ton in the second half, improving the EBITDA from this business unit. Regarding the steel industry, we consider increasing volumes and stable prices, but higher raw material prices than initially estimated.

Leverage

The assumptions used for the leverage measured by the ratio of net debt to adjusted EBITDA close to 3.0 times over 6 months based on an increase of the adjusted EBITDA, resulting in a higher generation of free cash flow and lower net debt, generating reduction of the indicator.

Iron Ore Sales Volume

Iron ore sales volume in 2019 considers domestic and foreign sales, in line with the perspective of production and purchase of third-party iron ore.

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Volume of Iron Ore Production

The volume of ore production considers our mining plan between 2019 and 2023, with an increase in pellet feed production, in line with the investment projects announced through Material Fact and Corporate Presentation with the market.

d) Values of the indicators that are subject of the forecast.

Net Revenue	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	18,000	22,230	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Reached	17,149	18,525	22,969	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	-	3%	3%	-	-	-	-	-	-
Adjusted EBITDA	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	5,000	5,574	n.a.	7,500	n.a.	n.a.	n.a.	n.a.
Reached	4,075	4,645	5,849	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	-	-7%	5%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Leverage	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	5,00x	n.a.	3,50x	3,00x	n.a.	n.a.	n.a.	n.a.
Reached	6,32x	5,66x	4,55x	3,65x	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	13%	n.a.	0,15x	n.a.	n.a.	n.a.	n.a.	n.a.
Volume of Iron Ore Production	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	n.a.	28,500	n.a.	33,000	33,000	31,200	36,600	38,000
Reached	32,174	29,921	27,875	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	n.a.	-2%	n.a	n.a.	n.a.	n.a.	n.a.	n.a.
Volume of Iron Ore Production	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	n.a.	n.a.	n.a.	40.000	n.a.	n.a.	n.a.	n.a.
Reached	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
*E = estimated
**n.a. = not evaluated

If the issuer has disclosed, in the last 3 fiscal years, projections over the progress of its indicators:

a)      Inform which were being replaced by new projections and which were being repeated.

Estimates maintained:

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.0 times at the end of 2019.

CSN estimates iron ore production volume at 31.2Mton in 2021, 36.6Mton in 2022 and 38Mton in 2023.

We maintain our estimated iron ore production of 33Mton in 2019 and 33Mton in 2020.

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CSN maintains an estimated iron ore sales volume of 40million tons (Mton) in 2019, due to the increased availability of third party ore for sale and good performance in its own production.

Estimates replaced:

We adjusted the annualized adjusted EBTIDA estimate from R$ 8.5 billion to R$ 7.5 billion in 2019, mainly due to the below than expected iron ore price (Platts - 62%) and lower steel sales volume than previously estimated.

b)  In relation to the projections for periods that have already occurred, compare the projection data with the performance indicators, clearly indicating the reasons that led to deviations in the projections.

CSN estimated leverage as measured by net debt to adjusted EBITDA close to 3.5x at the end of the first half of 2019, when we reached 3.65x, materially within our initial estimates that were reached at the beginning of the third quarter. with the second prepayment of iron ore.

Net Revenue	2016	2017	2018	1S2019
Estimated	n.a.	18,000	22,230	n.a.
Reached	17,149	18,525	22,969	n.a.
Variation %	n.a	3%	3%	n.a.
Adjusted EBITDA	2016	2017	2018	1S2019
Estimated	n.a.	5,000	5,574	n.a.
Reached	4,075	4,645	5,849	n.a.
Variation %	n.a	-7%	5%	n.a.
Leverage	2016	2017	2018	1S2019
Estimated	n.a.	5,00x	n.a.	3,50x
Reached	6,32x	5,66x	4,55x	3,65x
Variation %	n.a.	13%	n.a.	0,15x
Volume of Iron Ore Production	2016	2017	2018	1S2019
Estimated	n.a.	n.a.	28,500	n.a.
Reached	32,174	29,921	27,875	n.a.
Variation %	n.a.	n.a.	-2%	n.a.
*E = estimated
**n.a. = not evaluated

c)  In relation to the projections for periods still in progress, inform if the projections remain valid on the date of delivery the form and, when applicable, explain why they were abandoned or replaced.

Ongoing and valid estimates:

CSN estimates annualized adjusted EBTIDA close to R$ 7.5 billion for 2019. The estimate presented evolution as a result of the increase in iron ore and therefore better result of CSN Mineração.

CSN estimates iron ore sales volume at 40 million tons (Mton) in 2019. CSN estimates iron ore production volume at 33 million tons (Mton) by 2019, 33 Mton by 2020, 31.2 Mton in 2021, 36.6 Mton in 2022 and 38.0 Mton in 2023. The expected increase in production in 2019 and 2020 is due to adjustments in the mining plan.

Follow-up and changes to projections disclosed

The result of the third quarter of 2019 does not bring any material variation to the results projections previously presented, which can therefore be maintained.

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(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Report on review of the interim information (ITR)

To the

Shareholders, Directors and Management of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR) for the quarter ended September 30, 2019, which comprises the balance sheet as of September 30, 2019 and the related statement of profit and loss and statement of comprehensive income (loss) for the three and nine-month periods then ended, and the statement of changes in equity and statement of cash flows for the nine-month period then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE

Quarterly Financial Information – September 30, 2019 – CIA SIDERURGICA NACIONAL

Version: 1

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 9.c) to the interim financial information, which describes the percentage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in note 9.c) to the interim financial information, indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

Other matters

Interim statement of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2019, prepared under the responsibility of the Company’s management, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of interim financial information and considered supplemental information by IFRS, which does not require the presentation of a DVA. This interim financial information was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it was not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, October 23, 2019

Nelson Fernandes Barreto Filho

Assurance Partner

Grant Thornton Auditores Independentes

CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE

Quarterly Financial Information – September 30, 2019 – CIA SIDERURGICA NACIONAL

Version: 1

Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended September 30,2019.

São Paulo, October 23th, 2019.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE

Quarterly Financial Information – September 30, 2019 – CIA SIDERURGICA NACIONAL

Version: 1

Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended September 30,2019.

São Paulo, October 23th, 2019.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 23, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.